Exhibit 99.1

Q2
2015

SHAREHOLDERS’ REPORT

SUN LIFE FINANCIAL INC.

For the period ended

June 30, 2015

sunlife.com

CANADIAN RESIDENTS PARTICIPATING IN THE SHARE ACCOUNT

Shareholders holding shares in the Canadian Share Account can sell their shares for $15 plus 5 cents per share.

Complete Form A on the front of your Share Ownership Statement, tear it off and return it by mail to Canadian Stock Transfer Company Inc.

For more information call Canadian Stock Transfer Company Inc. at 1 877 224-1760.

Sun Life Financial Reports Second Quarter 2015 Results

TORONTO – (August 5, 2015) – Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF)

The information contained in this document concerning the second quarter of 2015 is based on the unaudited interim financial results of Sun Life Financial Inc. for the period ended June 30, 2015. Sun Life Financial Inc., and its subsidiaries and joint ventures, are collectively referred to as “the Company”, “Sun Life Financial”, “we”, “our”, and “us”. Unless otherwise noted, all amounts are in Canadian dollars.

Second Quarter 2015 Financial Highlights

•

Operating net income(1) of $731 million or $1.19 per share(1)(2), compared to $488 million or $0.80 per share in the second quarter of 2014. Reported net income of $726 million or $1.18 per share, compared to $425 million or $0.69 per share in the same period last year

•	Underlying net income(1) of $615 million or $1.00 per share(1)(2) in the second quarter of 2015, compared to $499 million or $0.81 per share in the second quarter of 2014
•	Operating return on equity(1) (“ROE”) of 16.5% and underlying ROE(1) of 13.9% in the second quarter of 2015, compared to operating ROE of 12.6% and underlying ROE of 12.9% in the same period last year
•	Quarterly dividend declared of $0.38 per share
•	Minimum Continuing Capital and Surplus Requirements ratio for Sun Life Assurance Company of Canada of 223%

“We are pleased to report a strong quarter, driven by excellent execution across all four growth pillars,” said Dean Connor, President and Chief Executive Officer, Sun Life Financial. “We achieved strong results in our Canadian business, delivered good results in MFS, continued Asia’s steep growth trajectory, and made good progress in the U.S. Our insurance sales increased by 8% and wealth sales by 25% over the second quarter of 2014. In addition to business momentum, we also benefited from market impacts, particularly from interest rates and currency.”

“During the quarter, we expanded and diversified our asset management pillar by announcing our acquisitions of Bentall Kennedy and Prime Advisors, and completing the acquisition of Ryan Labs,” Connor said. “Once completed, these acquisitions will be a part of Sun Life Investment Management, and will increase its third-party assets under management to approximately $50 billion, based on June 30 information.”

“SLF Canada delivered strong underlying net income, led by Group Benefits,” Connor said. “Insurance sales grew by 22% and wealth sales grew by 61%.”

“MFS’s assets under management of US$440 billion and solid margins of 40% contributed to underlying net income of US$141 million, up 6% from the same quarter in the prior year.”

“Our business momentum continues in Asia, achieving a ninth consecutive quarter of growth, with underlying net income of $71 million this quarter.”

“SLF U.S. delivered another quarter of improvement in Group Benefits business profitability.”

Reported net income was $726 million in the second quarter of 2015, compared to reported net income of $425 million in the same period last year. The following table sets out our operating net income and underlying net income for the second quarter of 2015 and 2014.

($ millions, after-tax)	Q2’15	Q2’14
Operating net income	731	488
Market related impacts	97	(22)
Assumption changes and management actions	19	11
Underlying net income	615	499

The Board of Directors of Sun Life Financial Inc. today declared a quarterly shareholder dividend of $0.38 per common share.

(1)

Operating net income (loss) and financial information based on operating net income (loss), such as operating earnings (loss) per share, operating ROE, underlying net income (loss), underlying earnings (loss) per share and underlying ROE, are not based on International Financial Reporting Standards. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

(2)	All earnings per share (“EPS”) measures refer to fully diluted EPS, unless otherwise stated.

Sun Life Financial Inc.	Second Quarter 2015	1

Operational Highlights

Our strategy is focused on four key pillars of growth. We detail our continued progress against these pillars below.

Leader in financial protection and wealth solutions in our Canadian home market

Individual insurance sales in Canada increased to $85 million, up by 13% from the second quarter of 2014, driven by growth in both third-party and Career Sales Force sales. Individual wealth sales increased by 23% to $1.3 billion, driven primarily by growth in mutual funds, partially offset by a decrease in the sales of guaranteed and fixed income products. During the quarter, we enhanced our retail wealth platform, with the launch of our new segregated products, Sun Life Guaranteed Investment Funds.

Sun Life Global Investments (Canada) Inc. (“SLGI”) continued its strong momentum with an 86% increase in retail mutual fund sales over the second quarter of 2014. All SLGI Granite target risk funds were above their respective benchmarks over a three-year period.

Group Benefits sales in Canada increased to $102 million, up 31% from the second quarter of 2014 due to higher sales in the large case market segment. Further, the claim trends in disability improved in the second quarter. Group Benefits was ranked the #1 provider of employee benefit group insurance products in Canada for the sixth consecutive year in the Fraser Group, 2015 Group Universe Report as measured by 2014 revenue.

Group Retirement Services had sales of $3.5 billion which increased by 83% compared to the second quarter of 2014, mainly driven by a $2 billion mandate from the University of British Columbia pension plan, the largest Defined Contribution asset transfer ever completed in Canada. The increase was also due to pension rollover sales and Defined Benefit Solutions sales.

Premier global asset manager, anchored by MFS

We announced the acquisition of Bentall Kennedy during the quarter which is subject to customary closing conditions. In addition, we completed the acquisition of Ryan Labs Asset Management Inc. (“Ryan Labs”) on April 2, 2015 and the acquisition of Prime Advisors, Inc. (“Prime”), subsequent to the quarter on July 31, 2015. Ryan Labs and Prime add expertise in customized fixed income portfolio management for pension funds and insurance companies. Bentall Kennedy, a premier real estate manager in Canada and the U.S., deepens and extends our real estate capabilities.

These acquisitions will expand Sun Life Investment Management (“SLIM”), whose goal is to offer institutional investors across North America a spectrum of capabilities, ranging from liability-driven investment strategies to alternative, yield-oriented assets in private markets. SLIM complements MFS, our established asset manager of retail and institutional products which focuses on generating superior investment returns in public markets. Together, MFS and SLIM position us to benefit from the growth in traditional active asset management as well as the trends toward liability-driven investing and alternative asset classes.

The total third-party assets under management (“AUM”) of Sun Life Investment Management Inc. and Ryan Labs was $8.1 billion as at June 30, 2015 and gross sales for the second quarter of 2015 were $619 million.

MFS Investment Management (“MFS”) AUM of US$440 billion at the end of June 30, 2015 declined slightly compared to the first quarter of 2015 with net outflows in the quarter of US$1.8 billion. Positive retail net inflows were more than offset by institutional net outflows.

MFS’s long-term retail fund performance remains strong with 82%, 88%, and 97% of MFS’s mutual fund assets ranked in the top half of their Lipper categories based on three-, five-, and ten-year performance, respectively, as of the second quarter of 2015.

Global AUM were $808 billion at the end of June 30, 2015.

Leader in U.S. group benefits and International high net worth solutions

Group Benefits in the U.S. continued to execute well, with earnings growth from investments in claims management, pricing actions, and expense management. Sales were down compared to the second quarter of 2014 given a more selective approach to pricing. The new Center for Healthy Work, in Scarborough, Maine, opened during the quarter, which will be a centre of excellence for disability claims management.

Our U.S. stop-loss insurance business achieved good results, maintaining its sales compared to the second quarter of 2014 and achieving 12% growth in business in-force over the second quarter of 2014 to US$1.0 billion.

The International business continues to realign product, marketing and distribution to create focus on select regions, distributors and customer segments.

Growing Asia through distribution excellence in higher growth markets

SLF Asia continued its steep growth trajectory. Individual insurance sales were up largely driven by agency sales in the Philippines and Indonesia, as well as bancassurance sales in Malaysia, partially offset by lower sales in India, China, and Hong Kong. Wealth

2	Sun Life Financial Inc.	Second Quarter 2015

sales grew compared to the second quarter of 2014 with strong mutual fund sales in India and strong Mandatory Provident Fund sales in Hong Kong.

We continued to invest in our brand in Asia and are pleased to be among the top six insurance companies in the 2015 list of Asia’s Top 1000 Brands from media research firm Nielsen and marketing authority Campaign Asia-Pacific. We improved our placement more than any of our peers in the insurance category, and notably at an individual market level, we achieved an improved position in the rankings in all seven of the markets where we have operations.

About Sun Life Financial

Celebrating 150 years in 2015, Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth products and services to individuals and corporate customers. Sun Life Financial and its partners have operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2015, the Sun Life Financial group of companies had total assets under management of $808 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Sun Life Financial Inc.	Second Quarter 2015	3

Management’s Discussion and Analysis

For the period ended June 30, 2015

Dated August 5, 2015

How We Report Our Results

Sun Life Financial Inc. (“SLF Inc.”), and its subsidiaries and joint ventures, are collectively referred to as “the Company”, “Sun Life Financial”, “we”, “our”, and “us”. We manage our operations and report our financial results in five business segments: Sun Life Financial Canada (“SLF Canada”), Sun Life Financial United States (“SLF U.S.”), MFS Investment Management (“MFS”), Sun Life Financial Asia (“SLF Asia”), and Corporate. Our Corporate segment includes the operations of our United Kingdom business unit (“SLF U.K.”) and Corporate Support operations. Our Corporate Support operations includes our Run-off reinsurance business and investment income, expenses, capital and other items not allocated to other business segments. Information concerning these segments is included in our annual and interim consolidated financial statements and accompanying notes (“Annual Consolidated Financial Statements” and “Interim Consolidated Financial Statements”, respectively). We prepare our unaudited Interim Consolidated Financial Statements using International Financial Reporting Standards (“IFRS”), and in accordance with the International Accounting Standard (“IAS”) 34 Interim Financial Reporting. The information contained in this document is in Canadian dollars unless otherwise noted.

Use of Non-IFRS Financial Measures

We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and reconciliations to the closest IFRS measures are included in our annual and interim management’s discussion and analysis (“MD&A”) and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial results & reports. Reconciliations to IFRS measures are also available in this document under the heading Reconciliation of Non-IFRS Financial Measures.

Operating net income (loss) and financial measures based on operating net income (loss), consisting of operating earnings per share (“EPS”) or operating loss per share, and operating return on equity (“ROE”), are non-IFRS financial measures. Operating net income (loss) excludes from reported net income the impact of the following amounts that are not operational or ongoing in nature to assist investors in understanding our business performance: (i) certain hedges in SLF Canada that do not qualify for hedge accounting; (ii) fair value adjustments on share-based payment awards at MFS; (iii) the loss on the sale of our U.S. Annuity Business(1); (iv) the impact of assumption changes and management actions related to the sale of our U.S. Annuity Business(1); (v) restructuring and other related costs (including impacts related to the sale of our U.S. Annuity Business(1) ); (vi) goodwill and intangible asset impairment charges; and (vii) other items that are not operational or ongoing in nature. Operating EPS also excludes the dilutive impact of convertible instruments.

Underlying net income (loss) and financial measures based on underlying net income (loss), consisting of underlying EPS or underlying loss per share, and underlying ROE, are non-IFRS financial measures. Underlying net income (loss) removes from operating net income (loss) the impact of the following items that create volatility in our results under IFRS and when removed assist in explaining our results from period to period: (a) market related impacts; (b) assumption changes and management actions; and (c) other items that have not been treated as adjustments to operating net income and when removed assist in explaining our results from period to period. Market related impacts include: (i) the impact of changes in interest rates that differ from our best estimate assumptions in the reporting period on investment returns and the value of derivative instruments used in our hedging programs, including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; (ii) the impact of changes in equity markets, net of hedging, above or below our best estimate assumptions of approximately 2% growth per quarter in the reporting period and of basis risk inherent in our hedging program for products that provide benefit guarantees; and (iii) the impact of changes in the fair value of real estate properties in the reporting period. Additional information regarding these adjustments is available in the footnotes to the table included under the heading Q2 2015 vs. Q2 2014 in the Financial Summary section in this document. Assumption changes reflect the impact of revisions to the assumptions used in determining our liabilities for insurance contracts and investment contracts. The impact on our liabilities for insurance contracts and investment contracts of actions taken by management in the current reporting period, referred to as management actions include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, or material changes to investment policies for asset segments supporting our liabilities. Underlying EPS also excludes the dilutive impact of convertible instruments.

(1)

Effective August 1, 2013, we completed the sale of our U.S. annuities business and certain of our U.S. life insurance businesses (collectively, our “U.S. Annuity Business”). For information on our discontinued operations, refer to our 2014 Annual Consolidated Financial Statements and 2013 annual MD&A.

4	Sun Life Financial Inc.	Second Quarter 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS

Other non-IFRS financial measures that we use include adjusted revenue, administrative services only (“ASO”), premium and deposit equivalents, mutual fund assets and sales, managed fund assets and sales, premiums and deposits, adjusted premiums and deposits, assets under management (“AUM”) and assets under administration, and effective income tax rate on an operating net income basis.

Unless indicated otherwise, all factors discussed in this document that impact our results are applicable to reported net income (loss), operating net income (loss), and underlying net income (loss). Reported net income (loss) refers to Common shareholders’ net income (loss) determined in accordance with IFRS. Reported net income (loss), operating net income (loss) including adjustments, underlying net income (loss) including adjustments, and net income and other comprehensive income (“OCI”) sensitivities are expressed on an after-tax basis unless otherwise noted.

All EPS measures in this document refer to fully diluted EPS, unless otherwise stated.

Additional Information

Additional information about SLF Inc. can be found in our Annual and Interim Consolidated Financial Statements, annual and interim MD&A and Annual Information Form (“AIF”). These documents are filed with securities regulators in Canada and are available at www.sedar.com. SLF Inc.‘s Annual Consolidated Financial Statements, annual MD&A and AIF are filed with the United States Securities and Exchange Commission (“SEC”) in SLF Inc.‘s annual report on Form 40-F and SLF Inc.‘s interim MD&As and Interim Consolidated Financial Statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2015	5

Financial Summary

	Quarterly results					Year-to-date
($ millions, unless otherwise noted)	Q2’15	Q1’15	Q4’14	Q3’14	Q2’14	2015	2014
Net income (loss)
Operating net income (loss)(1)	731	446	511	467	488	1,177	942
Reported net income (loss)	726	441	502	435	425	1,167	825
Underlying net income (loss)(1)	615	516	360	517	499	1,131	939
Diluted EPS ($)
Operating EPS (diluted)(1)	1.19	0.73	0.83	0.76	0.80	1.92	1.54
Reported EPS (diluted)	1.18	0.72	0.81	0.71	0.69	1.90	1.34
Underlying EPS (diluted)(1)	1.00	0.84	0.59	0.84	0.81	1.85	1.53
Reported basic EPS ($)	1.19	0.72	0.82	0.71	0.70	1.91	1.35
Avg. common shares outstanding (millions)	612	613	613	612	611	612	610
Closing common shares outstanding (millions)	610.6	611.2	613.1	612.7	611.4	610.6	611.4
Dividends per common share ($)	0.38	0.36	0.36	0.36	0.36	0.74	0.72
MCCSR ratio(2)	223%	216%	217%	218%	222%	223%	222%
Return on equity (%)
Operating ROE(1)	16.5%	10.4%	12.6%	11.9%	12.6%	13.4%	12.3%
Underlying ROE(1)	13.9%	12.1%	8.8%	13.1%	12.9%	12.9%	12.3%
Premiums and deposits
Net premium revenue	2,523	2,207	2,701	2,695	2,372	4,730	4,600
Segregated fund deposits	4,487	2,411	2,155	1,907	2,611	6,898	5,187
Mutual fund sales(1)	19,927	22,124	17,071	14,714	16,267	42,051	34,834
Managed fund sales(1)	7,002	8,243	7,988	8,170	6,131	15,245	13,710
ASO premium and deposit equivalents(1)	1,781	1,769	1,855	1,638	1,495	3,550	3,255
Total premiums and deposits(1)	35,720	36,754	31,770	29,124	28,876	72,474	61,586
Assets under management
General fund assets	145,472	148,725	139,419	133,623	129,253	145,472	129,253
Segregated funds	90,500	89,667	83,938	82,058	82,461	90,500	82,461
Mutual funds, managed funds and other AUM(1)	572,110	574,166	511,085	482,499	472,677	572,110	472,677
Total AUM(1)	808,082	812,558	734,442	698,180	684,391	808,082	684,391
Capital
Subordinated debt and innovative capital instruments(3)	2,879	2,881	2,865	2,857	2,849	2,879	2,849
Participating policyholders’ equity	139	142	141	133	131	139	131
Total shareholders’ equity	19,997	19,761	18,731	18,156	17,641	19,997	17,641
Total capital	23,015	22,784	21,737	21,146	20,621	23,015	20,621

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.
(2)	Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio of Sun Life Assurance Company of Canada (“Sun Life Assurance”).
(3)

Innovative capital instruments consist of Sun Life ExchangEable Capital Securities and qualify as capital for Canadian regulatory purposes. However, under IFRS they are reported as Senior debentures in our Annual and Interim Consolidated Financial Statements. For additional information see Capital and Liquidity Management – Capital in our 2014 annual MD&A.

Unless indicated otherwise, all factors discussed in this document that impact our results are applicable to reported net income (loss), operating net income (loss), and underlying net income (loss).

Q2 2015 vs. Q2 2014

Our reported net income was $726 million in the second quarter of 2015, compared to $425 million in the second quarter of 2014. Operating net income was $731 million for the quarter ended June 30, 2015, compared to $488 million for the same period last year. Underlying net income was $615 million, compared to $499 million in the second quarter of 2014.

Operating ROE and underlying ROE in the second quarter of 2015 were 16.5% and 13.9%, respectively. Operating and underlying ROE in the second quarter of 2014 were 12.6% and 12.9%, respectively.

6	Sun Life Financial Inc.	Second Quarter 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS

The following table reconciles our net income measures and sets out the impact that other notable items had on our net income in the second quarter of 2015 and 2014.

	Quarterly results
($ millions, after-tax)	Q2’15	Q2’14
Reported net income	726	425
Certain hedges that do not qualify for hedge accounting in SLF Canada	6	(8)
Fair value adjustments on share-based payment awards at MFS	(11)	(44)
Restructuring and other related costs(1)	–	(11)
Operating net income(2)	731	488
Equity market impact
Impact from equity market changes	(5)	22
Basis risk impact	(6)	1
Equity market impact(3)	(11)	23
Interest rate impact
Impact from interest rate changes	86	(28)
Impact of credit spread movements	27	(17)
Impact of swap spread movements	(16)	1
Interest rate impact(4)	97	(44)
Increases (decreases) from changes in the fair value of real estate	11	(1)
Market related impacts	97	(22)
Assumption changes and management actions	19	11
Underlying net income(2)	615	499
Impact of other notable items on our net income:
Experience related items(5)
Impact of investment activity on insurance contract liabilities	33	32
Mortality	29	(2)
Morbidity	12	(16)
Credit	29	18
Lapse and other policyholder behaviour	(4)	2
Expenses	(21)	(11)
Other	(9)	13

(1)	In 2014, Restructuring and other related costs primarily includes transition costs related to the sale of our U.S. Annuity Business in 2013.
(2)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.
(3)

Equity market impact consists primarily of the effect of changes in equity markets during the quarter, net of hedging, that differ from the best estimate assumptions used in the determination of our insurance contract liabilities of approximately 2% growth per quarter in equity markets. Equity market impact also includes the income impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees.

(4)

Interest rate impact includes the effect of interest rate changes on investment returns that differ from best estimate assumptions, and on the value of derivative instruments used in our hedging programs. Our exposure to interest rates varies by product type, line of business, and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations. Interest rate impact also includes the income impact of declines in assumed fixed income reinvestment rates and of credit and swap spread movements.

(5)	Experience related items reflect the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.

Our reported net income for the second quarter of 2015 and 2014 included items that are not operational or ongoing in nature and are, therefore, excluded in our calculation of operating net income. Operating net income for the second quarter of 2015 and 2014 excluded the net impact of certain hedges that do not qualify for hedge accounting in SLF Canada, fair value adjustments on share-based payment awards at MFS, and restructuring and other related costs. The net impact of these items reduced reported net income by $5 million in the second quarter of 2015 compared to a reduction of $63 million in the second quarter of 2014. In addition, our operating net income in the second quarter of 2015 increased by $43 million as a result of movements in currency rates in the second quarter of 2015 relative to the average exchange rates in the second quarter of 2014.

Our underlying net income for the second quarter of 2015 and 2014 excludes from operating net income market related impacts and assumption changes and management actions. The net effect of market related impacts and assumption changes and management actions increased operating net income by $116 million in the second quarter of 2015, compared to a decrease of $11 million in the second quarter of 2014.

Net income in the second quarter of 2015 also reflected the favourable effect of gains from investment activity on insurance contract liabilities, mortality, positive credit, morbidity experience, and business growth, partially offset by unfavourable expense experience including investment in growing our businesses.

Net income in the second quarter of 2014 also reflected gains from investment activity on insurance contract liabilities, positive credit experience, and business growth. These items were partially offset by unfavourable morbidity and expense experience.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2015	7

Q2 2015 vs. Q2 2014 (year-to-date)

Our reported net income was $1,167 million for the first six months of 2015, compared to $825 million in the first six months of 2014. Operating net income was $1,177 million for the six months ended June 30, 2015, compared to $942 million for the same period last year. Underlying net income was $1,131 million, compared to $939 million for the first six months of 2014.

Operating ROE and underlying ROE for the first six months of 2015 were 13.4% and 12.9%, respectively. Operating ROE and underlying ROE for the first six months of 2014 were both 12.3%.

The following table reconciles our net income measures and sets out the impact that other notable items had on our net income for the six months ended June 30, 2015 and 2014.

	Year-to-date
($ millions, after-tax)	2015	2014
Reported net income	1,167	825
Certain hedges that do not qualify for hedge accounting in SLF Canada	21	(3)
Fair value adjustments on share-based payment awards at MFS	(31)	(95)
Restructuring and other related costs(1)	–	(19)
Operating net income(2)	1,177	942
Equity market impact(3)	(2)	56
Interest rate impact(4)	56	(108)
Increases (decreases) from changes in the fair value of real estate	21	4
Market related impacts	75	(48)
Assumption changes and management actions	(29)	51
Underlying net income(2)	1,131	939
Impact of other notable items on our net income:
Experience related items(5)
Impact of investment activity on insurance contract liabilities	58	68
Mortality	40	(12)
Morbidity	14	(28)
Credit	34	34
Lapse and other policyholder behaviour	(20)	(17)
Expenses	(35)	(25)
Other	(5)	13

(1)	In 2014, Restructuring and other related costs primarily includes transition costs related to the sale of our U.S. Annuity Business in 2013.
(2)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.
(3)

Equity market impact consists primarily of the effect of changes in equity markets during the period, net of hedging, that differ from the best estimate assumptions used in the determination of our insurance contract liabilities of approximately 2% growth per quarter in equity markets. Equity market impact also includes the income impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees.

(4)

Interest rate impact includes the effect of interest rate changes on investment returns that differ from best estimate assumptions, and on the value of derivative instruments used in our hedging programs. Our exposure to interest rates varies by product type, line of business, and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations. Interest rate impact also includes the income impact of declines in assumed fixed income reinvestment rates and of credit and swap spread movements.

(5)	Experience related items reflect the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.

Our reported net income for the first six months of 2015 and 2014 included items that are not operational or ongoing in nature and are, therefore, excluded in our calculation of operating net income. Operating net income for the first six months of 2015 and 2014 excluded the net impact of certain hedges that do not qualify for hedge accounting in SLF Canada, fair value adjustments on share-based payment awards at MFS, and restructuring and other related costs. The net impact of these items reduced reported net income by $10 million in the first six months of 2015 compared to a reduction of $117 million in the same period of 2014. In addition, our operating net income in the first six months of 2015 increased by $74 million as a result of movements in currency rates in the first six months of 2015 relative to the average exchange rates in the first six months of 2014.

Our underlying net income for the first six months of 2015 and 2014 excludes from operating net income market related impacts and assumption changes and management actions. The net effect of market related impacts and assumption changes and management actions increased operating net income by $46 million in the first six months of 2015, compared to an increase of $3 million in the same period of 2014.

Net income for the first six months of 2015 also reflected the favourable effect of gains from investment activity on insurance contract liabilities, mortality, positive credit, morbidity experience, and business growth, partially offset by unfavourable lapse and other policyholder behaviour experience and expense experience including investment in growing our businesses.

8	Sun Life Financial Inc.	Second Quarter 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS

Net income for the first six months of 2014 also reflected gains from investment activity on insurance contract liabilities, positive credit experience, and business growth, partially offset by unfavourable mortality and morbidity, expense, and lapse and other policyholder behaviour experience.

Impact of Foreign Exchange Rates

We have operations in many markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia, and Bermuda, and generate revenues and incur expenses in local currencies in these jurisdictions, which are translated to Canadian dollars.

Items impacting our Consolidated Statements of Operations, such as Revenue, Benefits and expenses, and income, are translated to Canadian dollars using average exchange rates for the respective period. For items impacting our Consolidated Statements of Financial Position, such as Assets and Liabilities, period end rates are used for currency translation purposes. The following table provides the most relevant foreign exchange rates over the past five quarters and two years.

	Quarterly					Year-to-date
Exchange Rate	Q2’15	Q1’15	Q4’14	Q3’14	Q2’14	2015	2014
Average
U.S. Dollar	1.229	1.240	1.136	1.088	1.090	1.234	1.096
U.K. Pounds	1.882	1.878	1.797	1.817	1.835	1.880	1.829
Period end
U.S. Dollar	1.249	1.269	1.162	1.120	1.067	1.249	1.067
U.K. Pounds	1.962	1.880	1.809	1.815	1.824	1.962	1.824

In general, our net income benefits from a weakening Canadian dollar and is adversely affected by a strengthening Canadian dollar as net income from the Company’s international operations is translated back to Canadian dollars. However, in a period of losses, the weakening of the Canadian dollar has the effect of increasing the losses. The relative impact of foreign exchange in any given period is driven by the movement of currency rates as well as the proportion of earnings generated in our foreign operations. We generally express the impact of foreign exchange on net income on a year-over-year basis. During the second quarter of 2015, our operating net income increased by $43 million as a result of movements in currency rates in the second quarter of 2015 relative to the average exchange rates in the second quarter of 2014. In addition, during the first six months of 2015, our operating net income increased by $74 million as a result of movements in currency rates in the first six months of 2015 relative to the average exchange rates in the first six months of 2014.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2015	9

Performance by Business Group

SLF Canada

SLF Canada is the Canadian market leader in a number of its businesses, providing products and services to 6 million Canadians. Our distribution breadth, strong service culture, technology leadership, and brand recognition provide an excellent platform for growth. SLF Canada has three main business units – Individual Insurance & Wealth, Group Benefits (“GB”), and Group Retirement Services (“GRS”) – which offer a full range of protection, wealth accumulation, and income products and services to individuals in their communities and their workplaces.

	Quarterly results					Year-to-date
($ millions)	Q2’15	Q1’15	Q4’14	Q3’14	Q2’14	2015	2014
Underlying net income (loss)(1)	250	201	181	237	195	451	405
Market related impacts	70	(69)	(54)	(33)	(2)	1	10
Assumption changes and management actions	11	3	(4)	35	4	14	20
Operating net income (loss)(1)	331	135	123	239	197	466	435
Hedges that do not qualify for hedge accounting	6	15	(6)	2	(8)	21	(3)
Reported net income (loss)	337	150	117	241	189	487	432
Underlying ROE (%)(1)	12.8	10.6	9.7	12.8	10.6	11.7	11.0
Operating ROE (%)(1)	17.0	7.1	6.6	12.9	10.7	12.1	11.9
Operating net income (loss) by business unit(1)
Individual Insurance & Wealth(1)	178	38	80	68	96	216	236
Group Benefits(1)	107	54	55	124	53	161	111
Group Retirement Services(1)	46	43	(12)	47	48	89	88
Total operating net income (loss)(1)	331	135	123	239	197	466	435

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

Q2 2015 vs. Q2 2014

SLF Canada’s reported net income was $337 million in the second quarter of 2015, compared to $189 million in the second quarter of 2014. Operating net income was $331 million, compared to $197 million in the second quarter of 2014. Operating net income in SLF Canada excludes the impact of certain hedges that do not qualify for hedge accounting, which is set out in the table above.

Underlying net income in the second quarter of 2015 was $250 million, compared to $195 million in the second quarter of 2014. Underlying net income in SLF Canada excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The favourable effect of market related impacts in the second quarter of 2015 was primarily driven by interest rates partially offset by equity markets, compared to the unfavourable effect in the second quarter of 2014 primarily driven by interest rates partially offset by equity markets.

Net income in the second quarter of 2015 also reflected gains from investment activities on insurance contract liabilities, gains on new business and strong results in GB driven by favourable mortality and morbidity experience in our disability line of business which was partially offset by high cost drug claims. This was partially offset by policyholder behaviour, and by expense experience including investment in growing our retail wealth business.

Net income in the second quarter of 2014 also reflected unfavourable morbidity experience in GB in our disability line of business, partially offset by gains on new business in Individual Insurance & Wealth and GRS.

In the second quarter of 2015, sales of individual insurance products increased 13% compared to the second quarter of 2014, driven by continued strong permanent insurance sales in the third-party channel. Sales of individual wealth products increased 23% in the second quarter of 2015 compared to the same period last year, primarily due to higher mutual fund sales and increased segregated fund sales including sales from our new segregated funds offering. Retail mutual fund sales by Sun Life Global Investments (Canada) (“SLGI”) Inc. increased 86% in the second quarter of 2015 over the same period in 2014, driven by continued sales growth and momentum in both the Sun Life Financial Career Sales Force and third-party distribution channels.

GB sales were 31% higher than the second quarter of 2014 primarily driven by timing of large case market sales. GRS sales increased 83% over the second quarter of 2014, driven by the Defined Contribution asset transfer from a large client, the University of British Columbia, and strong Defined Benefit Solutions payout annuity sales. GRS sales growth also included a 52% increase in pension rollover sales compared to the same quarter in 2014, boosted by retirement sales from a new client, Western University, and larger average deposits per member. Assets under administration for GRS ended the quarter at $78 billion.

10	Sun Life Financial Inc.	Second Quarter 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS

Q2 2015 vs. Q2 2014 (year-to-date)

Reported net income was $487 million for the first six months of 2015, compared to $432 million for the six months ended June 30, 2014. Operating net income for the first six months of 2015 was $466 million, compared to $435 million in the same period of 2014. Operating net income for both periods in SLF Canada excludes the impact of certain hedges that do not qualify for hedge accounting, which is set out in the table above.

Underlying net income was $451 million in the six months ended June 30, 2015, compared to $405 million in the same period last year. Underlying net income in SLF Canada excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The market related impacts in the first six months of 2015 had a small net favourable effect, compared to the favourable effect in the first six months of 2014 primarily driven by equity markets partially offset by interest rates.

Net income for the six months ended June 30, 2015 also reflected gains from investment activities on insurance contract liabilities, gains on new business, favourable mortality and morbidity experience in our disability line of business which was partially offset by high cost drug claims in GB. This was partially offset by policyholder behaviour, and by expense experience including investment in growing our retail wealth business.

Net income for the six months ended June 30, 2014 also reflected unfavourable morbidity experience in GB, partially offset by gains on new business in Individual Insurance & Wealth and GRS and gains from investment activities on insurance contract liabilities.

SLF U.S.

SLF U.S. has three business units: Group Benefits, International, and In-force Management. Group Benefits provides protection solutions to employers and employees including group life, disability, medical stop-loss, and dental insurance products, as well as a suite of voluntary benefits products. International offers individual life insurance and investment wealth products to high net worth clients in international markets. In-force Management includes certain closed individual life insurance products, primarily universal life, and participating whole life insurance.

	Quarterly results					Year-to-date
(US$ millions)	Q2’15	Q1’15	Q4’14	Q3’14	Q2’14	2015	2014
Underlying net income (loss)(1)	85	65	9	45	101	150	186
Market related impacts	23	8	16	(6)	(13)	31	(47)
Assumption changes and management actions	–	(54)	121	(42)	4	(54)	23
Operating net income (loss)(1)	108	19	146	(3)	92	127	162
Reported net income (loss)	108	19	146	(3)	92	127	162
Underlying ROE (%)(1)	12.7	9.7	1.3	6.8	15.1	11.2	13.6
Operating ROE (%)(1)	16.2	2.8	22.0	(0.4)	13.7	9.5	11.8
Operating net income (loss) by business unit(1)
Group Benefits(1)	22	38	(64)	(11)	3	60	20
International(1)	(1)	2	78	33	36	1	50
In-force Management(1)	87	(21)	132	(25)	53	66	92
Total operating net income (loss)(1)	108	19	146	(3)	92	127	162

(C$ millions)
Underlying net income (loss)(1)	105	81	13	48	111	186	205
Operating net income (loss)(1)	134	35	168	(4)	100	169	177
Reported net income (loss)	134	35	168	(4)	100	169	177

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

Q2 2015 vs. Q2 2014

SLF U.S.’s reported net income and operating net income was C$134 million in the second quarter of 2015, compared to reported net income and operating net income of C$100 million in the second quarter of 2014. There were no operating net income adjustments in SLF U.S. in 2015 or 2014. Underlying net income was C$105 million, compared to C$111 million in the second quarter of 2014. The weakening of the Canadian dollar in the second quarter of 2015 relative to average exchange rates in the second quarter of 2014 increased operating net income by $15 million.

In U.S. dollars, SLF U.S.’s reported net income and operating net income was US$108 million in the second quarter of 2015, compared to reported net income and operating net income of US$92 million in the second quarter of 2014. Underlying net income was US$85 million in the second quarter of 2015, compared to US$101 million in the second quarter of 2014. Underlying net income

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2015	11

excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The favourable effect of market related impacts in the second quarter of 2015 was primarily driven by interest rates and credit spreads, which had a favourable impact in In-force Management and an unfavourable impact in International, compared to the unfavourable effect in the second quarter of 2014 primarily driven by interest rates and credit spreads.

Net income in the second quarter of 2015 also reflected positive credit experience and favourable mortality in International. In Group Benefits, price increases and expense actions implemented in 2014 have also contributed to improved net income in 2015. These items were partially offset by unfavourable, though improved, claims experience in Group Benefits, and adverse policyholder behaviour in In-force Management.

Net income in the second quarter of 2014 also reflected net realized gains on the sale of available-for-sale (“AFS”) assets, positive credit experience, favourable mortality in International and foreign exchange gains, partially offset by unfavourable underwriting experience in Group Benefits primarily in the disability line of business.

Group Benefits sales and International life sales in the second quarter of 2015 decreased by 21% and 45%, respectively, compared to the same period last year reflecting a more selective approach to pricing. International wealth sales decreased by 37% as we continue to realign our product, marketing and distribution to create focus on select regions, distributors and customer segments.

Q2 2015 vs. Q2 2014 (year-to-date)

SLF U.S.’s reported net income and operating net income was C$169 million for the six months ended June 30, 2015, compared to reported net income and operating net income of C$177 million for the same period last year. There were no operating net income adjustments in SLF U.S. in 2015 or 2014. Underlying net income was C$186 million in the first six months of 2015, compared to C$205 million in the same period of 2014.

In U.S. dollars, SLF U.S.’s reported net income and operating net income was US$127 million for the six months ended June 30, 2015, compared to reported net income and operating net income of US$162 million for the six months ended June 30, 2014. There were no operating net income adjustments in SLF U.S. in 2015 or 2014. Underlying net income was US$150 million for the six months ended June 30, 2015, compared to US$186 million in the same period last year. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The favourable effect of market related impacts in the first six months of 2015 was primarily driven by interest rates and credit spreads, compared to the unfavourable effect in the first six months of 2014 primarily driven by interest rates. The unfavourable impact of assumption changes and management actions in 2015 was primarily due to a revision to insurance contract liabilities relating to certain universal life products.

Net income for the first six months of 2015 also reflected positive credit experience, net realized gains on the sale of AFS assets, favourable mortality experience in Group Benefits and International, and favourable morbidity experience in Group Benefits, partially offset by unfavourable policyholder behaviour in In-force Management and International.

Net income for the first six months of 2014 also reflected net realized gains on the sale of AFS assets and favourable credit experience, partially offset by unfavourable mortality experience in Group Benefits and In-force Management and unfavourable underwriting experience in Group Benefits.

12	Sun Life Financial Inc.	Second Quarter 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS

MFS Investment Management

MFS is a premier global asset management firm which offers a comprehensive selection of products and services. Drawing on an investment heritage that emphasizes collaboration and integrity, MFS actively manages assets for retail and institutional investors around the world through mutual and commingled funds, separately managed accounts, institutional products, and retirement strategies.

	Quarterly results					Year-to-date
(US$ millions)	Q2’15	Q1’15	Q4’14	Q3’14	Q2’14	2015	2014
Underlying net income(1)	141	135	137	154	133	276	266
Operating net income(1)	141	135	137	154	133	276	266
Fair value adjustments on share-based payment awards	(9)	(16)	–	(28)	(40)	(25)	(86)
Reported net income	132	119	137	126	93	251	180

(C$ millions)
Underlying net income(1)	173	168	156	168	145	341	292
Operating net income(1)	173	168	156	168	145	341	292
Fair value adjustments on share-based payment awards	(11)	(20)	1	(31)	(44)	(31)	(95)
Reported net income	162	148	157	137	101	310	197
Pre-tax operating profit margin ratio(2)	40%	40%	39%	43%	40%	40%	41%
Average net assets (US$ billions)(2)	450.3	436.4	427.3	434.7	427.9	443.4	420.0
Assets under management (US$ billions)(2)(3)	440.5	441.4	431.0	424.8	438.6	440.5	438.6
Gross sales (US$ billions)(2)	20.1	22.8	20.5	20.1	19.5	42.9	41.9
Net sales (US$ billions)(2)	(1.8)	(0.2)	(1.9)	(2.0)	1.4	(2.0)	5.1
Asset appreciation (depreciation) (US$ billions)	0.9	10.6	8.1	(11.8)	16.6	11.5	20.7

S&P 500 Index (daily average)	2,102	2,064	2,012	1,977	1,879	2,083	1,857
MSCI EAFE Index (daily average)	1,906	1,817	1,795	1,924	1,942	1,861	1,918

(1)

Represents a non-IFRS financial measure that excludes fair value adjustments on share-based payment awards at MFS. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

(2)	Pre-tax operating profit margin ratio, AUM, average net assets, and sales are non-IFRS financial measures. See Reconciliation of Non-IFRS Financial Measures.
(3)	Monthly Information on AUM is provided by MFS in its Corporate Fact Sheet, which can be found in the “About MFS” link for U.S. individual investors at www.mfs.com/wps/portal.

Q2 2015 vs. Q2 2014

MFS’s reported net income was C$162 million in the second quarter of 2015, compared to C$101 million in the second quarter of 2014. MFS had operating net income and underlying net income of C$173 million in the second quarter of 2015, compared to C$145 million in the second quarter of 2014. Operating net income and underlying net income in MFS excludes the impact of fair value adjustments on share-based payment awards, which is set out in the table above. The weakening of the Canadian dollar in the second quarter of 2015 relative to average exchange rates in the second quarter of 2014 increased operating net income by $20 million.

In U.S. dollars, MFS’s reported net income was US$132 million in the second quarter of 2015, compared to US$93 million in the second quarter of 2014. Operating net income and underlying net income were US$141 million in the second quarter of 2015, compared to US$133 million in the second quarter of 2014.

Net income increased in the second quarter of 2015 compared to the same period in 2014 driven primarily by higher average net assets. MFS’s pre-tax operating profit margin ratio was 40% in the second quarter of 2015, consistent with 40% in the second quarter of 2014.

Total AUM grew to US$440.5 billion as at June 30, 2015, compared to US$431.0 billion as at December 31, 2014. The increase of US$9.5 billion was primarily driven by gross sales of US$42.9 billion and asset appreciation of US$11.5 billion, partially offset by redemptions of US$44.9 billion. 82%, 88%, and 97% of retail fund assets ranked in the top half of their Lipper categories based on three-, five-, and ten-year performance, respectively, at June 30, 2015.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2015	13

Q2 2015 vs. Q2 2014 (year-to-date)

Reported net income for the six months ended June 30, 2015 was US$251 million, compared to US$180 million for the same period last year. Operating net income and underlying net income were US$276 million for the first six months of 2015, compared to US$266 million for the six months ended June 30, 2014. The increase in net income for the first six months of 2015 compared to the same period last year was driven primarily by higher average net assets.

SLF Asia

SLF Asia operates through wholly owned subsidiaries in the Philippines, Hong Kong, and Indonesia, as well as through joint ventures with local partners in the Philippines, Indonesia, Vietnam, Malaysia, China, and India. We offer individual life insurance products in all seven markets, and group benefits and/or pension and retirement products in the Philippines, China, Hong Kong, India, Malaysia, and Vietnam. We have also established asset management companies either directly or through joint ventures in the Philippines, China, and India. We distribute these protection and wealth products to middle- and upper-income individuals, groups, and affinity clients through multiple distribution channels.

	Quarterly results					Year-to-date
($ millions)	Q2’15	Q1’15	Q4’14	Q3’14	Q2’14	2015	2014
Underlying net income (loss)(1)	71	62	50	48	39	133	76
Market related impacts	19	10	(8)	3	(1)	29	(7)
Assumption changes and management actions	3	(4)	20	–	(1)	(1)	–
Operating net income (loss)(1)	93	68	62	51	37	161	69
Reported net income (loss)	93	68	62	51	37	161	69
Underlying ROE (%)(1)	8.4	7.7	6.8	7.1	6.1	8.1	6.0
Operating ROE (%)(1)	11.0	8.6	8.4	7.5	5.8	9.8	5.5

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

Q2 2015 vs. Q2 2014

SLF Asia’s reported net income and operating net income was $93 million in the second quarter of 2015, compared to reported net income and operating net income of $37 million in the second quarter of 2014. There were no operating net income adjustments in SLF Asia in 2015 or 2014. The weakening of the Canadian dollar in the second quarter of 2015 relative to average exchange rates in the second quarter of 2014 increased operating net income by $7 million.

Underlying net income was $71 million, compared to $39 million in the second quarter of 2014. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The favourable effect of market related impacts in the second quarter of 2015 was primarily driven by interest rates and equity markets, compared to the unfavourable effect in the second quarter of 2014 primarily driven by interest rates partially offset by equity markets.

Net income in the second quarter of 2015 also reflected favourable impacts from business growth and net favourable mortality results relative to the second quarter of 2014.

Total individual life sales in the second quarter of 2015 increased 9% excluding currency impact from the second quarter of 2014. Sales increased in the Philippines, Indonesia and Malaysia, 60%, 16% and 41%, respectively, measured in local currency, driven by the continued growth in our agency distribution in the Philippines and Indonesia, and bancassurance and telemarketing distribution in Malaysia. These increases were partially offset by lower sales in India, China, and Hong Kong. Wealth sales grew compared to the second quarter of 2014 with strong mutual fund sales in India and strong Mandatory Provident Fund sales in Hong Kong.

Q2 2015 vs. Q2 2014 (year-to-date)

Reported and operating net income was $161 million for the first six months of 2015, compared to $69 million for the same period last year. There were no operating net income adjustments in SLF Asia in 2015 or 2014.

Underlying net income for the first six months of 2015 was $133 million, compared to $76 million in the same period last year. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The favourable effect of market related impacts in the first six months of 2015 was primarily driven by both interest rates and equity markets, compared to the unfavourable effect in the first six months of 2014 primarily driven by interest rates and partially offset by equity markets.

Net income for the first six months of 2015 when compared with the first six months of 2014 also reflected favourable impacts from business growth and net gains on AFS assets. Net income for the first six months of 2014 reflected net losses on AFS securities driven by an impairment in Hong Kong.

Total individual life sales in the first six months of 2015 increased 12% excluding currency impact compared to the first six months of 2014. Sales grew across the region except in India and China. Sales in the Philippines, Indonesia and Malaysia increased 52%, 15% and 26%, respectively, measured in local currency. Wealth sales increased by 51% excluding currency impact compared to the first six months of 2014 driven primarily by China, India and Hong Kong.

14	Sun Life Financial Inc.	Second Quarter 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS

Corporate

Corporate includes the results of SLF U.K. and Corporate Support. Corporate Support includes our Run-off reinsurance business as well as investment income, expenses, capital, and other items that have not been allocated to our other business segments. SLF U.K. has a run-off block of business which has been closed to new business and focuses on supporting existing customers.

	Quarterly results					Year-to-date
($ millions)	Q2’15	Q1’15	Q4’14	Q3’14	Q2’14	2015	2014
Underlying net income (loss)(1)	16	4	(40)	16	9	20	(39)
Market related impacts	(21)	28	23	(18)	(4)	7	1
Assumption changes and management actions	5	8	19	15	4	13	7
Operating net income (loss)(1)	–	40	2	13	9	40	(31)
Restructuring and other related costs	–	–	(4)	(3)	(11)	–	(19)
Reported net income (loss)	–	40	(2)	10	(2)	40	(50)
Operating net income (loss) by business unit(1)
SLF U.K.(1)	37	71	65	44	37	108	65
Corporate Support(1)	(37)	(31)	(63)	(31)	(28)	(68)	(96)
Total operating net income (loss)(1)	–	40	2	13	9	40	(31)

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

Q2 2015 vs. Q2 2014

Corporate had a reported net income of $nil in the second quarter of 2015, compared to a reported net loss of $2 million in the second quarter of 2014. Operating net income was $nil for the second quarter of 2015, compared to an operating net income of $9 million in the same period last year. Operating net income (loss) excludes restructuring and other related costs, which are set out in the table above.

Underlying net income was $16 million, compared to underlying net income of $9 million in the second quarter of 2014. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The unfavourable effect of market related impacts in the second quarter of 2015 was primarily driven by interest rates, compared to the unfavourable effect in the second quarter of 2014 primarily driven by equity markets partially offset by interest rates.

SLF U.K.’s operating net income was $37 million in the second quarter of 2015, compared to $37 million in the second quarter of 2014. SLF U.K.’s net income in the second quarter of 2015 reflected the unfavourable market-related impacts from interest rate and swap spread changes, partially offset by favourable policyholder behaviour and mortality experience. Net income in the second quarter of 2014 was favourably impacted by interest rates and investing activities with SLF U.K.’s annuity portfolio, partially offset by unfavourable equity markets.

Corporate Support had an operating net loss of $37 million in the second quarter of 2015, compared to an operating net loss of $28 million in the second quarter of 2014. The increase in loss was as a result of higher project expenses offset by tax benefits in the second quarter of 2015 while foreign exchange gains and a lower level of project expense due to timing of the expense spend benefited the second quarter of 2014.

Q2 2015 vs. Q2 2014 (year-to-date)

The reported net income was $40 million in the Corporate segment for the six months ended June 30, 2015, compared to a reported net loss of $50 million in the same period one year ago. Operating net income was $40 million for the first six months of 2015, compared to an operating net loss of $31 million in the same period last year. Operating net income (loss) excludes restructuring and other related costs, which are set out in the table above.

Underlying net income was $20 million in the six months ended June 30, 2015, compared to an underlying net loss of $39 million in the six months ended June 30, 2014. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The favourable effect of market related impacts in the first six months of 2015 was primarily driven by interest rates, partially offset by equity markets, compared to the favourable effect in the first six months of 2014 primarily driven by interest rates partially offset by equity markets.

SLF U.K.’s operating net income for the six months ended June 30, 2015 was $108 million, compared to $65 million for the first six months ended June 30, 2014. Net income in the first six months of 2015 reflected the favourable impact of interest rates, policyholder behaviour and mortality, partially offset by equity markets. Net income in the first six months of 2014 reflected positive impacts from assumption changes and management actions and credit experience, partially offset by other unfavourable experience items.

In Corporate Support, the operating net loss for the six months ended June 30, 2015 was $68 million, compared to an operating loss of $96 million for the same period one year ago. The decrease in loss was due to lower interest expense resulting from a reduction in subordinated debt, lower preferred share dividends from a reduction in preferred shares, and tax benefits, partially offset by higher level of project expenses.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2015	15

Additional Financial Disclosure

Revenue

	Quarterly results					Year-to-date
($ millions)	Q2’15	Q1’15	Q4’14	Q3’14	Q2’14	2015	2014
Premiums
Gross	4,103	3,723	4,023	4,080	3,758	7,826	7,396
Ceded	(1,580)	(1,516)	(1,322)	(1,385)	(1,386)	(3,096)	(2,796)
Net premium revenue	2,523	2,207	2,701	2,695	2,372	4,730	4,600
Net investment income
Interest and other investment income	1,320	1,279	1,258	1,265	1,230	2,599	2,418
Fair value and foreign currency changes on assets and liabilities	(3,500)	2,495	2,196	495	1,560	(1,005)	3,481
Net gains (losses) on available-for-sale assets	46	96	49	48	48	142	105
Fee income	1,293	1,255	1,171	1,111	1,105	2,548	2,171
Total revenue	1,682	7,332	7,375	5,614	6,315	9,014	12,775
Adjusted revenue(1)	6,016	5,689	6,235	6,253	5,875	11,731	11,575

(1)

Represents a non-IFRS financial measure that excludes from Total revenue the impact of Constant Currency Adjustment, FV Adjustment, and Reinsurance in SLF Canada’s GB Operations Adjustment as described in Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

Revenue in the second quarter of 2015 was $1.7 billion, compared to $6.3 billion in the second quarter of 2014. The decrease is mainly attributable to net losses from changes in fair value of fair value through profit or loss (“FVTPL”) assets and liabilities, partially offset by currency impact from the weakening Canadian dollar, higher fee income in MFS, and increased interest and other investment income. The weakening of the Canadian dollar relative to average exchange rates in the second quarter of 2014 increased revenue by $131 million. Adjusted revenue was $6.0 billion in the second quarter of 2015, up slightly from $5.9 billion in the second quarter of 2014.

Revenue was $9.0 billion for the six months ended June 30, 2015, down $3.8 billion from the comparable period last year. The decrease was mainly attributable to net losses from changes in fair value of FVTPL assets and liabilities, partially offset by currency impact from the weakening Canadian dollar, higher fee income in MFS and higher interest and other investment income. Adjusted revenue of $11.7 billion for the six months ended June 30, 2015 was $0.1 billion higher compared to the same period last year, primarily due to higher interest and other investment income and increased fee income in MFS, partially offset by lower net premium revenue in SLF U.S.

Premiums and Deposits

	Quarterly results					Year-to-date
($ millions)	Q2’15	Q1’15	Q4’14	Q3’14	Q2’14	2015	2014
Net premium revenue	2,523	2,207	2,701	2,695	2,372	4,730	4,600
Segregated fund deposits	4,487	2,411	2,155	1,907	2,611	6,898	5,187
Mutual fund sales(1)	19,927	22,124	17,071	14,714	16,267	42,051	34,834
Managed fund sales(1)	7,002	8,243	7,988	8,170	6,131	15,245	13,710
ASO premium and deposit equivalents(1)	1,781	1,769	1,855	1,638	1,495	3,550	3,255
Total premiums and deposits(1)	35,720	36,754	31,770	29,124	28,876	72,474	61,586
Total adjusted premiums and deposits(1)(2)	33,723	34,167	31,908	30,304	29,996	68,152	63,867

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.
(2)

Represents a non-IFRS financial measure that excludes from Total premiums and deposits the impact of Constant Currency Adjustment and Reinsurance in SLF Canada’s GB Operations Adjustment as described in Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

Premiums and deposits were $35.7 billion in the second quarter of 2015, compared to $28.9 billion in the second quarter of 2014, primarily due to favourable currency impact, higher segregated fund deposits and ASO premium and deposit equivalents in SLF Canada, and increased mutual fund sales in MFS, India, and SLF Canada. Results also include managed fund sales by Ryan Labs Asset Management Inc. (“Ryan Labs”). The weakening of the Canadian dollar relative to average exchange rates in the second quarter of 2014 increased total premiums and deposits by approximately $3.1 billion. Adjusted premiums and deposits of $33.7 billion in the second quarter of 2015 increased $3.7 billion from the second quarter of 2014. The increase was mainly the result of higher segregated fund deposits and ASO premium and deposit equivalents in SLF Canada, and increased mutual fund sales in MFS, India, and SLF Canada, partially offset by lower managed fund sales in MFS.

16	Sun Life Financial Inc.	Second Quarter 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS

Premiums and deposits were $72.5 billion for the six months ended June 30, 2015, compared to $61.6 billion for the six months ended June 30, 2014. Adjusted premiums and deposits of $68.2 billion for the six months ended June 30, 2015 increased by $4.3 billion over the same period last year. In both cases, the increase was largely driven by higher segregated fund deposits and ASO premium and deposit equivalents in SLF Canada, and increased mutual fund sales in MFS, India, and SLF Canada.

Net premium revenue was $2.5 billion in the second quarter of 2015, compared to $2.4 billion in the same period of 2014. Net premium revenue was $4.7 billion in the first six months of 2015, compared to $4.6 billion in the same period of 2014. In both cases, the increase was primarily driven by increases in GRS in SLF Canada, Group Benefits in SLF U.S., Hong Kong and the Philippines in SLF Asia, partially offset by a decrease in International in SLF U.S.

Segregated fund deposits were $4.5 billion in the second quarter of 2015, compared to $2.6 billion for the same period last year. Segregated fund deposits were $6.9 billion for the first six months of 2015, compared to $5.2 billion for the same period last year. In both cases, the increase was primarily due to increases in GRS in SLF Canada.

Mutual fund sales were $19.9 billion in the second quarter of 2015, compared to $16.3 billion in the same period in 2014. Mutual fund sales were $42.1 billion for the first six months of 2015, compared to $34.8 billion in the same period in 2014. In both cases, the increase was mainly due to higher sales in MFS, India, and SLF Canada. Managed fund sales were $7.0 billion in the second quarter of 2015, compared to $6.1 billion in the same period in 2014. Managed fund sales were $15.2 billion for the first six months of 2015, compared to $13.7 billion in the same period last year. In both cases, the increase was primarily driven by the acquisition of Ryan Labs and favourable currency impact.

ASO premium and deposit equivalents in the second quarter of 2015 were up $0.3 billion compared to the same period last year. ASO premium and deposit equivalents for the six months in 2015 were up $0.3 billion compared to the same period last year. In both cases, the increase was driven by increases in SLF Canada.

Sales

In SLF Canada, life and health sales consist of sales of individual insurance and group benefits products; wealth sales consist of sales of individual wealth products and sales in GRS. In SLF U.S., life and health sales consist of sales by Group Benefits and individual life sales by International; wealth sales consist of investment product sales in International. In SLF Asia, life and health sales consist of the individual and group life and health sales from wholly owned subsidiaries and joint ventures based on our proportionate equity interest in the Philippines, Hong Kong, Indonesia, India, China, Malaysia, and Vietnam; wealth sales consist of Hong Kong wealth sales, Philippines mutual fund sales, wealth sales from the India and China insurance companies, and Birla Sun Life Asset Management Company’s equity and fixed income mutual fund sales based on our proportionate equity interest. MFS sales and Sun Life Investment Management (“SLIM”) sales consist of gross sales (inflows) for retail and institutional clients.

($ millions)	Q2’15	Q2’14
Life and health sales(1)
SLF Canada	187	153
SLF U.S.	120	142
SLF Asia	120	100
Total life and health sales	427	395
Wealth sales(1)
SLF Canada	4,819	2,990
SLF U.S.	190	269
SLF Asia	1,605	930
Total wealth sales excluding MFS and Sun Life Investment Management (“SLIM”)	6,614	4,189
MFS sales(1)	24,673	21,304
SLIM sales(1)(2)	619	–

Total wealth sales	31,906	25,493

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.
(2)

SLIM is an institutional investment management business that includes the investment operations of Sun Life Investment Management Inc. (“SLIM Inc.”) and Ryan Labs. SLIM sales include the gross sales of third-party institutional investment management products, including SLIM Inc. and Ryan Labs.

Total Company life and health sales were $427 million in the second quarter of 2015, compared to $395 million in the second quarter of 2014.

•

SLF Canada life and health sales were $187 million in the second quarter of 2015, compared to $153 million in the second quarter of 2014, due to higher sales in individual insurance products and GB in SLF Canada

•

SLF U.S. life and health sales were $120 million in the second quarter of 2015, compared to $142 million in the second quarter of 2014, primarily driven by lower sales in Group Benefits and International, partially offset by favourable currency impact

•

SLF Asia life and health sales were $120 million in the second quarter of 2015, compared to $100 million in the second quarter of 2014, driven by growth in the Philippines, Indonesia, Malaysia and a favourable currency impact of $10 million

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2015	17

Total Company wealth sales were $31.9 billion in the second quarter of 2015, compared to $25.5 billion in the second quarter of 2014.

•	SLF Canada wealth sales were $4.8 billion in the second quarter of 2015, compared to $3.0 billion in the second quarter of 2014, attributable to higher sales in both GRS and individual wealth
•

SLF U.S. wealth sales were $190 million in the second quarter of 2015, compared to $269 million in the second quarter of 2014, due to lower investment product sales in International, partially offset by favourable currency impact

•

SLF Asia wealth sales were $1.6 billion in the second quarter of 2015, compared to $930 million in the second quarter of 2014, primarily driven by higher sales in India, Hong Kong, and China and favourable currency impact

•	MFS gross sales were $24.7 billion in the second quarter of 2015, compared to $21.3 billion in the second quarter of 2014, largely reflecting higher mutual fund sales and favourable currency impact
•	SLIM sales were $619 million in the second quarter of 2015, mainly driven by the acquisition of Ryan Labs in the current quarter

Assets Under Management

AUM consist of general funds, segregated funds, and other AUM. Other AUM includes mutual funds and managed funds, which include institutional and other third-party assets managed by the Company.

AUM were $808.1 billion as at June 30, 2015, compared to AUM of $734.4 billion as at December 31, 2014. The increase in AUM of $73.7 billion between December 31, 2014 and June 30, 2015 resulted primarily from:

(i)	an increase of $44.0 billion from the weakening of the Canadian dollar against foreign currencies compared to the prior period exchange rates;
(ii)	favourable market movements on the value of mutual funds, managed funds, and segregated funds of $17.9 billion;
(iii)	$6.7 billion increase from the acquisition of Ryan Labs;
(iv)	other business growth of $4.2 billion; and
(v)	net sales of mutual, managed, and segregated funds of $1.8 billion; partially offset by
(vi)	a decrease of $1.0 billion from the change in value of FVTPL assets and liabilities.

Changes in the Statements of Financial Position and in Shareholders’ Equity

Total general fund assets were $145.5 billion as at June 30, 2015, compared to $139.4 billion as at December 31, 2014. The increase in general fund assets from December 31, 2014 was primarily a result of positive currency movements of $4.4 billion and a business growth of $2.7 billion, partially offset by a $1.0 billion decrease from the change in value of FVTPL assets and liabilities.

Insurance contract liabilities (excluding other policy liabilities and assets) of $98.6 billion as at June 30, 2015 increased by $3.4 billion compared to December 31, 2014, mainly due to currency movements, and balances arising from new policies, partially offset by changes in balances on in-force policies (which includes fair value changes on FVTPL assets supporting insurance contract liabilities).

Shareholders’ equity, including preferred share capital, was $20.0 billion as at June 30, 2015, compared to $18.7 billion as at December 31, 2014. The increase in shareholders’ equity was primarily due to:

(i)	shareholders’ net income of $1,219 million in the second quarter of 2015, before preferred share dividends of $52 million;
(ii)	an increase of $657 million from the weakening of the Canadian dollar relative to foreign currencies; and
(iii)	proceeds of $41 million from the issuance of common shares through the Canadian dividend reinvestment and share purchase plan, $34 million issued as consideration for business acquisition, $27 million from stock options exercised and $2 million from stock-based compensation; partially offset by
(iv)	common share dividend payments of $453 million;
(v)	common share repurchases of $212 million;
(vi)	changes in liabilities for defined benefit plans of $35 million; and
(vii)	net unrealized losses on AFS assets in OCI of $31 million.

As at July 24, 2015, Sun Life Financial Inc. had 610.6 million common shares and 92.2 million preferred shares outstanding.

Cash Flows

	Quarterly results
($ millions)	Q2’15	Q2’14
Net cash and cash equivalents, beginning of period	4,081	2,672
Cash flows provided by (used in):
Operating activities	570	743
Investing activities	(13)	(61)
Financing activities	(413)	(413)
Changes due to fluctuations in exchange rates	(19)	(50)
Increase (decrease) in cash and cash equivalents	125	219
Net cash and cash equivalents, end of period	4,206	2,891
Short-term securities, end of period	3,116	2,850
Net cash, cash equivalents and short-term securities, end of period	7,322	5,741

18	Sun Life Financial Inc.	Second Quarter 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS

Net cash, cash equivalents and short-term securities were $7.3 billion at the end of the second quarter of 2015, compared to $5.7 billion at the end of the second quarter of 2014.

The operating activities of the Company generate cash flows which include net premium revenue, net investment income, fee income, and the sale of investments. They are the principal source of funds to pay for policyholder claims and benefits, commissions, operating expenses, and the purchase of investments. Cash flows used in investing activities primarily include transactions related to associates and joint ventures. Cash flows used in financing activities largely reflect capital transactions including dividends, the issuance and repurchase of shares, as well as the issuance and retirement of debt instruments and preferred shares.

Acquisitions

On April 2, 2015, we completed the acquisition of Ryan Labs Asset Management Inc. (previously Ryan Labs, Inc.), a New York-based asset manager specializing in liability-driven investing. On June 15, 2015, we announced the acquisition of Bentall Kennedy, a premier real estate investment manager operating in Canada and the U.S. On June 30, 2015, we announced the acquisition of U.S.-based Prime Advisors, Inc. (“Prime”), which closed on July 31, 2015, subsequent to the quarter. Prime is an investment management firm specializing in customized fixed income portfolios, primarily for U.S. insurance companies. The acquisition of Bentall Kennedy is subject to regulatory approval and customary closing conditions.

Additional information concerning the acquisitions is provided in Note 2 of our Interim Consolidated Financial Statements.

Assumption Changes and Management Actions

Due to the long-term nature of our business, we make certain judgments involving assumptions and estimates to value our obligations to policyholders. The valuation of these obligations is recorded in our financial statements as insurance contract liabilities and investment contract liabilities and requires us to make assumptions about equity market performance, interest rates, asset default, mortality and morbidity rates, lapse and other policyholder behaviour, expenses and inflation and other factors over the life of our products. We will complete our annual review of actuarial methods and assumptions in the second half of 2015, with the majority of changes being implemented in the third quarter. As this is a work in progress, it is not possible to determine the impact on net income.

Income Taxes

In the second quarter of 2015, our effective tax rates on reported net income and operating net income were 24.6% and 25.1%, respectively. In the first six months of 2015, our effective tax rates on reported net income and operating net income were 21.9% and 22.4%, respectively. The provincial corporate tax rate increased in Alberta, Canada effective the second quarter of 2015, and as a result, our statutory tax rate increased from 26.5% to 26.75% for 2015 and future years. Normally, our effective tax rate is reduced below the statutory rate of 26.75%, mainly due to tax exempt investment income that is generally expected to decrease the effective tax rate to a range of 18% to 22%.

Our effective tax rate in the second quarter exceeded the expected range of 18% to 22% as a result of lower earnings in low-tax jurisdictions and higher earnings in high-tax jurisdictions, such as Canada and the U.S. We also recorded lower than expected benefits of tax exempt investment income arising in the quarter.

The effective tax rate calculated on an operating basis excludes amounts attributable to participating policyholders and non-operating items.

Quarterly Financial Results

The following table provides a summary of our results for the eight most recently completed quarters. A more complete discussion of our historical quarterly results can be found in our interim and annual MD&As for the relevant periods.

	Quarterly results
($ millions, unless otherwise noted)	Q2’15	Q1’15	Q4’14	Q3’14	Q2’14	Q1’14	Q4’13	Q3’13
Net income (loss)
Operating(1)	731	446	511	467	488	454	642	422
Reported	726	441	502	435	425	400	571	324
Underlying(1)	615	516	360	517	499	440	375	448
Diluted EPS ($)
Operating(1)	1.19	0.73	0.83	0.76	0.80	0.74	1.05	0.69
Reported	1.18	0.72	0.81	0.71	0.69	0.65	0.93	0.53
Underlying(1)	1.00	0.84	0.59	0.84	0.81	0.72	0.61	0.74
Basic Reported EPS ($)
Reported	1.19	0.72	0.82	0.71	0.70	0.66	0.94	0.53
Operating net income (loss) by segment(1)
SLF Canada(1)	331	135	123	239	197	238	137	215
SLF U.S.(1)	134	35	168	(4)	100	77	341	105
MFS(1)	173	168	156	168	145	147	156	120
SLF Asia(1)	93	68	62	51	37	32	42	18
Corporate(1)	–	40	2	13	9	(40)	(34)	(36)
Total operating net income (loss)(1)	731	446	511	467	488	454	642	422

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2015	19

First Quarter 2015

Operating net income of $446 million in the first quarter of 2015 reflected gains from investment activity on insurance contract liabilities and positive mortality experience, offset by unfavourable impacts from assumption changes and management actions, net interest rate changes, lapse and other policyholder behaviour, and expense experience.

Fourth Quarter 2014

Operating net income of $511 million in the fourth quarter of 2014 reflected favourable impact from assumption changes and management actions and gains from investing activity on insurance contract liabilities. These items were partially offset by unfavourable impacts from interest rate changes, mortality and morbidity, lapse and other policyholder behaviour, and expense experience, which mainly consists of compensation-related and other seasonal costs.

Third Quarter 2014

Operating net income of $467 million in the third quarter of 2014 reflected favourable impact from gains from investing activity on insurance contract liabilities, positive credit experience, tax benefits and business growth. These items were partially offset by unfavourable impacts from interest rate changes, mortality and morbidity and expense experience.

Second Quarter 2014

Operating net income of $488 million in the second quarter of 2014 reflected favourable impact from equity markets, gains from investment activity on insurance contract liabilities, positive credit experience and business growth, offset by unfavourable impacts from net interest rates, morbidity experience, and expense experience.

First Quarter 2014

Operating net income of $454 million in the first quarter of 2014 reflected favourable impact from equity markets, gains from investment activity on insurance contract liabilities and positive credit experience, offset by unfavourable impacts from net interest rates, mortality and morbidity experience, lapse and other policyholder behaviour and expense experience.

Fourth Quarter 2013

Operating net income of $642 million in the fourth quarter of 2013 reflected $290 million of income from a management action related to the restructuring of an internal reinsurance arrangement. Net income also reflected favourable impacts from equity markets, interest rates and swap spread movements, and positive fair value movements of real estate. These were partially offset by unfavourable basis risk and credit spread movements. Investment activity on insurance contract liabilities and credit experience were more than offset by unfavourable experience from expenses, comprised mostly of seasonal costs, lapse and other policyholder behaviour, and mortality and morbidity.

Third Quarter 2013

Operating net income was $422 million in the third quarter of 2013. Net income in the third quarter of 2013 reflected favourable impacts from improved equity markets and interest rates and gains from assumption changes driven by capital market movements. These were partially offset by negative impacts from basis risk and credit and swap spread movements. Non-capital market related assumption changes and management actions in the quarter resulted in a $111 million charge to income.

20	Sun Life Financial Inc.	Second Quarter 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS

Investments

We had total general fund invested assets of $129.9 billion as at June 30, 2015, compared to $125.2 billion as at December 31, 2014. The increase in general fund invested assets of $4.7 billion was primarily a result of favourable foreign currency movements partially offset by changes in fair values. Our general fund is primarily invested in medium- to long-term fixed income instruments, such as debt securities and mortgages and loans, with 85.3% of the general fund invested assets invested in cash and fixed income investments. Equity securities and investment properties represented 4.2% and 4.9% of the portfolio, respectively, and the remaining 5.6% of the portfolio consisted of policy loans, derivative assets, and other invested assets.

The following table sets out the composition of our invested assets.(1)

	June 30, 2015		December 31, 2014
($ millions)	Carrying value	% of total carrying value	Carrying value	% of total carrying value
Cash, cash equivalents and short-term securities	7,454	5.8%	6,818	5.4%
Debt securities – FVTPL	54,044	41.6%	53,127	42.4%
Debt securities – AFS	12,706	9.8%	13,087	10.5%
Equity securities – FVTPL	4,565	3.5%	4,357	3.5%
Equity securities – AFS	910	0.7%	866	0.7%
Mortgages and loans	36,528	28.1%	33,679	26.9%
Derivative assets	1,601	1.2%	1,839	1.5%
Other invested assets	2,717	2.1%	2,375	1.9%
Policy loans	2,998	2.3%	2,895	2.3%
Investment properties	6,372	4.9%	6,108	4.9%
Total invested assets	129,895	100%	125,151	100%

(1)

The invested asset values and ratios presented are based on the carrying value of the respective asset categories. The carrying values for FVTPL and AFS invested assets are generally equal to their fair values. For invested assets supporting insurance contracts, in the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the assets.

Energy Sector Exposure

Our general fund invested assets are well diversified across investment types, geographies, and sectors.

As at June 30, 2015, our exposure to the energy sector for debt securities and corporate loans was $5.7 billion, of which 96.0% is rated investment grade and above. Approximately 43% of our energy sector exposure is invested in pipeline, storage, and transportation entities and 15% is invested in integrated oil and gas entities. The remaining exposure is largely related to companies involved in exploration and production, refining, and drilling and servicing, and includes approximately 6% invested in drilling and oil field services. The revenue of pipeline, storage, and transportation entities generally has limited exposure to direct commodity price volatility as the revenue is usually fee-based. Integrated oil and gas entities are generally large, internationally diversified organizations.

Our mortgage and real estate portfolio includes office, industrial, retail, and multi-family buildings occupied by tenants representing a diversified group of industries. Our most significant property exposure to the oil and gas segment is located in Alberta, which represents less than 20% of our mortgage portfolio and less than 30% of our real estate portfolio. There has been no significant change in exposure to energy sector tenants during the period and we continue to monitor the real estate and mortgage portfolios in Alberta for any indications of stress.

Debt Securities

Our debt securities portfolio is actively managed through a regular program of purchases and sales aimed at optimizing yield, quality, and liquidity, while ensuring that the asset portfolio remains diversified and well-matched to insurance contract liabilities by duration. As at June 30, 2015, we held $66.8 billion of debt securities, which represented 51.4% of our overall investment portfolio. Debt securities with an investment grade of “A” or higher represented 67.2% of total debt securities as at June 30, 2015, compared to 67.9% as at December 31, 2014. Debt securities rated “BBB” or higher represented 96.9% of total debt securities as at June 30, 2015, compared to 97.3% as at December 31, 2014.

Corporate debt securities not issued or guaranteed by sovereign, regional, and municipal governments represented 66.6% of our total debt securities as at June 30, 2015, compared to 66.7% as at December 31, 2014. Total government issued or guaranteed debt securities as at June 30, 2015 were $22.3 billion, compared to $22.1 billion as at December 31, 2014. Our exposure to debt securities from any single country does not exceed 1% of total invested assets on our Consolidated Statements of Financial Position as at June 30, 2015 with the exception of certain countries where we have business operations, including Canada, the United States, the United Kingdom, and the Philippines. As shown in the table below, we have an immaterial amount of direct exposure to Eurozone sovereign credits.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2015	21

Debt Securities of Governments and Financial Institutions by Geography

	June 30, 2015		December 31, 2014
($ millions)	Government issued or guaranteed	Financials	Government issued or guaranteed	Financials
Canada	14,451	1,849	14,650	2,391
United States	1,358	5,759	1,590	5,992
United Kingdom	2,511	1,952	2,484	1,992
Philippines	2,732	40	2,575	17
Eurozone(1)	218	805	171	762
Other	1,019	1,503	611	1,390
Total	22,289	11,908	22,081	12,544

(1)

Our investments in Eurozone countries primarily include Germany, Netherlands, Spain, France, and Belgium. We do not have any direct exposure to Greece. Of our exposure to Eurozone countries, 99.4% is rated investment grade and above and 78.8% is rated with an investment grade of “A” or higher.

Our gross unrealized losses as at June 30, 2015 for FVTPL and AFS debt securities were $0.59 billion and $0.08 billion, respectively, compared with $0.22 billion and $0.04 billion, respectively, as at December 31, 2014.

Our debt securities as at June 30, 2015 included $11.9 billion invested in the financial sector, representing approximately 17.8% of our total debt securities, or 9.2% of our total invested assets. This compares to $12.5 billion, or 18.9%, of our total debt securities and 10.0% of our total invested assets as at December 31, 2014.

Our debt securities as at June 30, 2015 included $4.5 billion of asset-backed securities reported at fair value, representing approximately 6.8% of our debt securities, or 3.5% of our total invested assets. This compares to $4.4 billion representing 6.7% of our debt securities and 3.6% of our total invested assets as at December 31, 2014.

Mortgages and Loans

Mortgages and loans disclosures in this section are presented at their carrying value on our Consolidated Statements of Financial Position. As at June 30, 2015, we had $36.5 billion in mortgages and loans compared to $33.7 billion as at December 31, 2014. Our mortgage portfolio, which consists almost entirely of first mortgages, was $13.8 billion. Our loan portfolio, which consists of private placement assets, was $22.7 billion. The carrying value of mortgages and loans by geographic location is presented in the following table. The geographic location for mortgages is based on the location of the property and for loans it is based on the country of the creditor’s parent.

Mortgages and Loans by Geography

	June 30, 2015			December 31, 2014
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Canada	7,953	12,907	20,860	7,847	12,308	20,155
United States	5,904	6,538	12,442	5,563	5,196	10,759
United Kingdom	–	839	839	1	776	777
Other	–	2,387	2,387	–	1,988	1,988
Total	13,857	22,671	36,528	13,411	20,268	33,679

As at June 30, 2015, we held $13.8 billion of mortgages, compared to $13.4 billion as at December 31, 2014. Our mortgage portfolio consisted primarily of commercial mortgages, spread across approximately 2,300 loans. Commercial mortgages include retail, office, multi-family, industrial, and land properties. Our commercial portfolio has a weighted average loan-to-value ratio of approximately 54% and an estimated weighted average debt service coverage ratio of 1.70 times. The Canada Mortgage and Housing Corporation insures 26.3% of the Canadian commercial mortgage portfolio.

As at June 30, 2015, we held $22.7 billion of corporate loans, compared to $20.3 billion as at December 31, 2014. In the current low interest rate environment, our strategy is to continue to focus our efforts on the origination of new private placement assets. Private placement assets provide diversification by type of loan, industry segment, and borrower credit quality. The loan portfolio consists of senior secured and unsecured loans to large and mid-market sized corporate borrowers, securitized lease/loan obligations secured by a variety of assets, and project finance loans in sectors such as power and infrastructure.

22	Sun Life Financial Inc.	Second Quarter 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS

Mortgages and Loans Past Due or Impaired

	June 30, 2015
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	13,776	22,671	36,447	–		–	–
Past due:
Past due less than 90 days	5	–	5	–		–	–
Past due 90 to 179 days	–	–	–	–		–	–
Past due 180 days or more	–	–	–	–		–	–
Impaired	110	5	115	34	(1)	5	39
Total	13,891	22,676	36,567	34		5	39

	December 31, 2014
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	13,316	20,248	33,564	–		–	–
Past due:
Past due less than 90 days	14	–	14	–		–	–
Past due 90 to 179 days	–	–	–	–		–	–
Past due 180 days or more	–	–	–	–		–	–
Impaired	118	36	154	37	(1)	16	53
Total	13,448	20,284	33,732	37		16	53

(1)	Includes $19 million of sectoral provisions as at June 30, 2015 and $18 million of sectoral provisions as at December 31, 2014.

Our impaired mortgages and loans, net of allowance for losses, amounted to $76 million as at June 30, 2015, compared to $101 million as at December 31, 2014.

Asset Default Provision

We make provisions for possible future credit events in the determination of our insurance contract liabilities. The amount of the provision for asset default included in insurance contract liabilities is based on possible reductions in future investment yields that vary by factors such as type of asset, asset credit quality (rating), duration, and country of origin. To the extent that an asset is written off, or disposed of, any amounts that were set aside in our insurance contract liabilities for possible future asset defaults in respect of that asset are released.

Our asset default provision reflects the provision relating to future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities. Our asset default provision as at June 30, 2015 was $1,982 million compared to $1,916 million as at December 31, 2014. The increase of $66 million was primarily due to increases in the provision for assets purchased net of dispositions, and the depreciation of the Canadian dollar, partially offset by the release of provisions on fixed income assets supporting our insurance contract liabilities.

Derivative Financial Instruments

The values of our derivative instruments are presented in the following table. The use of derivatives is measured in terms of notional amounts, which serve as the basis for calculating payments and are generally not actual amounts that are exchanged.

Derivative Instruments

($ millions)	June 30, 2015	December 31, 2014
Net fair value	(566)	236
Total notional amount	51,819	48,211
Credit equivalent amount	649	738
Risk-weighted credit equivalent amount	7	7

The total notional amount of our derivatives was $51.8 billion as at June 30, 2015, compared to $48.2 billion as at December 31, 2014. The increase in total notional amount was due primarily to the conversion of foreign currency notional balances as well as increased use of interest rate contracts and currency contracts. The fair value of derivatives was a net liability of $566 million as at June 30, 2015 compared to a net asset of $236 million as at December 31, 2014. The decrease in net fair value was due primarily to the effect of depreciation of the Canadian dollar against the U.S. dollar on foreign exchange contracts as well as the impact of the increase in interest rates on interest rate contracts.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2015	23

Capital Management

Our total capital consists of subordinated debt and other capital, participating policyholders’ equity, and total shareholders’ equity which includes common shareholders’ equity and preferred shareholders’ equity. As at June 30, 2015, our total capital was $23.0 billion, up from $21.7 billion as at December 31, 2014. The increase in total capital was primarily the result of common shareholders’ net income of $1,167 million and other comprehensive income of $665 million, partially offset by the $212 million of common share purchases under our normal course issuer bid and $412 million of common shareholders’ dividends (net of the Canadian dividend reinvestment and share purchase plan).

The legal entity, SLF Inc. (the ultimate parent company), and its wholly owned holding companies had $1,694 million in cash and other liquid assets as at June 30, 2015 ($1,827 million as at December 31, 2014). The decrease in liquid assets held in SLF Inc. was primarily attributable to common share repurchases during the first half of 2015. Liquid assets as noted above include cash and cash equivalents, short-term investments, and publicly traded securities, and exclude cash from short-term loans.

On June 30, 2015, 6.0 million Class A Non-Cumulative 5-Year Rate Reset Preferred Shares Series 8R (“Series 8R Shares”) were converted into Class A Non-Cumulative Floating Rate Preferred Shares Series 9QR (“Series 9QR Shares”) through a holder option, on a one-for-one basis. Effective June 30, 2015, 5.2 million Series 8R Shares and 6.0 million Series 9QR Shares were outstanding. For additional information, refer to Note 9 of our Interim Consolidated Financial Statements.

Sun Life Assurance’s MCCSR ratio was 223% as at June 30, 2015, compared to 217% as at December 31, 2014. The increase to the MCCSR ratio over the period primarily resulted from strong earnings net of dividends to SLF Inc. The changes in the 2015 MCCSR Guideline, which took effect in the first quarter of 2015, did not have a significant impact on Sun Life Assurance.

Normal Course Issuer Bid

On November 10, 2014, SLF Inc. launched a normal course issuer bid under which it is authorized to purchase up to 9 million common shares between November 10, 2014 and November 9, 2015. During the second quarter of 2015, SLF Inc. purchased and cancelled 2.2 million common shares at a total cost $92 million. During the first six months of 2015, SLF Inc. purchased and cancelled 5.3 million common shares at a total cost of $212 million.

Risk Management

The shaded text and tables in the following section of this document represent our disclosure on market risks in accordance with IFRS 7 Financial Instruments: Disclosures and is an integral part of our unaudited Interim Consolidated Financial Statements for the quarter ended June 30, 2015. The shading in this section does not imply that these disclosures are of any greater importance than non-shaded tables and text, and the Risk Management disclosure should be read in its entirety.

We use an enterprise Risk Management Framework to assist in categorizing, monitoring, and managing the risks to which we are exposed. The major categories of risk are credit risk, market risk, insurance risk, operational risk, liquidity risk, and business risk. Operational risk is a broad category that includes legal and regulatory risks, people risks, and systems and processing risks.

Through our ongoing enterprise risk management procedures, we review the various risk factors identified in the Framework and report to senior management and to the Risk Review Committee of the Board at least quarterly. Our enterprise risk management procedures and risk factors are described in our annual MD&A and AIF.

When referring to segregated funds in this section, it is inclusive of segregated fund guarantees, variable annuities, and investment products and includes Run-off reinsurance in our Corporate business segment.

Market Risk Sensitivities

Our earnings are affected by the determination of policyholder obligations under our annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in our Consolidated Financial Statements, primarily as Insurance contract liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates, credit and swap spreads, and other factors over the life of our products. Differences between our actual experience and our best estimate assumptions are reflected in our Consolidated Financial Statements.

The market value of our investments in fixed income and equity securities fluctuates based on movements in interest rates and equity markets. The market value of fixed income assets designated as AFS that are held primarily in our surplus segment increases (decreases) with declining (rising) interest rates. The market value of equities designated as AFS and held primarily in our surplus segment increases (decreases) with rising (declining) equity markets. Changes in the market value of AFS assets flow through OCI and are only recognized in net income when realized upon sale, or when considered impaired. The amount of realized gains (losses) recorded in net income in any period is equal to the unrealized gains (losses) or OCI position at the start of the period plus the change in market value during the current period up to the point of sale for those securities that were sold during the period. The sale or impairment of AFS assets held in surplus can therefore have the effect of modifying our net income sensitivity.

We realized $46 million (pre-tax) in net gains on the sale of AFS assets during the second quarter of 2015 ($48 million pre-tax in the second quarter of 2014). The net unrealized gains or OCI position on AFS fixed income and equity assets were $250 million and $267 million, respectively, after-tax as at June 30, 2015 ($340 million and $208 million, respectively, after-tax as at December 31, 2014).

24	Sun Life Financial Inc.	Second Quarter 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS

The following table sets out the estimated immediate impact on or sensitivity of our net income, our OCI, and Sun Life Assurance’s MCCSR ratio to certain instantaneous changes in interest rates and equity market prices as at June 30, 2015 and December 31, 2014.

Interest Rate and Equity Market Sensitivities As at June 30, 2015(1) ($ millions, unless otherwise noted)
Interest rate sensitivity(2)(6)	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase
Potential impact on net income(3)(6)	$(250)	$(50)	$50	$100
Potential impact on OCI	$500	$250	$(250)	$(500)
Potential impact on MCCSR(4)	10% points decrease	4% points decrease	5% points increase	9% points increase
Equity markets sensitivity(5)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(3)	$(300)	$(100)	$100	$200
Potential impact on OCI	$(150)	$(50)	$50	$150
Potential impact on MCCSR(4)	5% points decrease	1% points decrease	1% points increase	2% points increase

As at December 31, 2014(1) ($ millions, unless otherwise noted)
Interest rate sensitivity(2)(6)	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase
Potential impact on net income(3)(6)	$(400)	$(100)	$50	$100
Potential impact on OCI	$500	$250	$(250)	$(500)
Potential impact on MCCSR(4)	12% points decrease	5% points decrease	4% points increase	8% points increase
Equity markets sensitivity(5)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(3)	$(250)	$(50)	$50	$150
Potential impact on OCI	$(150)	$(50)	$50	$150
Potential impact on MCCSR(4)	5% points decrease	1% points decrease	1% points increase	1% points increase

(1)

Net income and OCI sensitivities have been rounded to the nearest $50 million. The sensitivities exclude the market impacts on the income from our joint ventures and associate investments, which we account for on an equity basis.

(2)

Interest rate sensitivities assume a parallel shift in assumed interest rates across the entire yield curve as at June 30, 2015 and December 31, 2014. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for segregated funds at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).

(3)

The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at June 30, 2015 and December 31, 2014, and include new business added and product changes implemented prior to such dates.

(4)

The MCCSR sensitivities illustrate the impact on Sun Life Assurance as at June 30, 2015 and December 31, 2014. This excludes the impact on assets and liabilities that are in SLF Inc. but not included in Sun Life Assurance. MCCSR sensitivities as at December 31, 2014 reflect the impact of IAS 19 Employee Benefits and its phase-in impact on available capital.

(5)

Represents the respective change across all equity markets as at June 30, 2015 and December 31, 2014. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk, and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for segregated funds at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

(6)

The majority of interest rate sensitivity, after hedging, is attributed to individual insurance products. We also have interest rate sensitivity, after hedging, from our fixed annuity and segregated funds products.

Our net income sensitivity to interest rate declines has decreased since December 31, 2014. This is the result of improvements in the measurement of the sensitivity and increases in the level of interest rates over the first six months of 2015.

Credit Spread and Swap Spread Sensitivities

We have estimated the immediate impact or sensitivity of our reported net income attributable to certain instantaneous changes in credit and swap spreads. The credit spread sensitivities reflect the impact of changes in credit spreads on our asset and liability valuations (including non-sovereign fixed income assets, provincial governments, corporate bonds, and other fixed income assets). The swap spread sensitivities reflect the impact of changes in swap spreads on swap-based derivative positions and liability valuations.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2015	25

Credit Spread Sensitivities ($ millions, after-tax)

Net income sensitivity(1)(2)	50 basis point decrease	50 basis point increase
June 30, 2015	$(125)	$125
December 31, 2014	$(100)	$125

(1)	Sensitivities have been rounded to the nearest $25 million.
(2)	In most instances, credit spreads are assumed to revert to long-term insurance contract liability assumptions generally over a five-year period.

Swap Spread Sensitivities ($ millions, after-tax)

Net income sensitivity(1)	20 basis point decrease	20 basis point increase
June 30, 2015	$50	$(50)
December 31, 2014	$75	$(75)

(1)	Sensitivities have been rounded to the nearest $25 million.

The credit and swap spread sensitivities assume a parallel shift in the indicated spreads (i.e., equal shift across the entire spread term structure). Variations in realized spread changes based on different terms to maturity, geographies, asset class/derivative types, underlying interest rate movements, and ratings may result in realized sensitivities being significantly different from those provided above. The credit spread sensitivity estimates exclude any credit spread impact that may arise in connection with asset positions held in segregated funds. Spread sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Refer to the section Additional Cautionary Language and Key Assumptions Related to Sensitivities for important additional information regarding these estimates.

General Account Insurance and Annuity Products

Most of our expected sensitivity to interest rate risk is derived from our general account insurance and annuity products. We have implemented market risk management strategies to mitigate a portion of the market risk related to our general account insurance and annuity products.

Individual insurance products include universal life and other long-term life and health insurance products. Major sources of market risk exposure for individual insurance products include the reinvestment risk related to future premiums on regular premium policies, asset reinvestment risk on both regular premium and single premium policies, and the guaranteed cost of insurance. Interest rate risk for individual insurance products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment policy or guidelines. Targets and limits are established so that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and assets are re-balanced as necessary to maintain compliance within policy limits using a combination of assets and derivative instruments. A portion of the longer-term cash flows are backed with equities and real estate.

For participating insurance products and other insurance products with adjustability features, the investment strategy objective is to provide a total rate of return given a constant risk profile over the long term.

Fixed annuity products generally provide the policyholder with a guaranteed investment return or crediting rate. Interest rate risk for these products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment guidelines. Targets and limits are established such that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and are re-balanced as necessary to maintain compliance within prescribed tolerances using a combination of fixed income assets and derivative instruments.

Certain insurance and annuity products contain minimum interest rate guarantees. Market risk management strategies are implemented to limit potential financial loss due to reductions in asset earned rates relative to contract guarantees. These typically involve the use of hedging strategies utilizing interest rate derivatives such as interest rate floors, swaps, and swaptions.

Certain insurance and annuity products contain features which allow the policyholders to surrender their policy at book value. Market risk management strategies are implemented to limit the potential financial loss due to changes in interest rate levels and policyholder behaviour. These typically involve the use of hedging strategies such as dynamic option replication and the purchase of interest rate swaptions.

Certain products have guaranteed minimum annuitization rates. Market risk management strategies are implemented to limit the potential financial loss and typically involve the use of fixed income asset, interest rate swaps, and swaptions.

Segregated Fund Guarantees

Approximately one half of our expected sensitivity to equity market risk and a small amount of interest rate risk sensitivity is derived from segregated fund products. These products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal, or annuitization. The cost of providing for the guarantees in respect of our segregated fund contracts is uncertain and will depend upon a number of factors including general capital market conditions, our hedging strategies, policyholder behaviour, and mortality experience, each of which may result in negative impacts on net income and capital.

26	Sun Life Financial Inc.	Second Quarter 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS

The following table provides information with respect to the guarantees provided in our segregated fund businesses.

As at June 30, 2015
($ millions)	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	12,947	187	11,089	258
SLF U.S.	5,368	300	5,467	108
Run-off reinsurance(4)	2,862	530	2,044	532
Total	21,177	1,017	18,600	898

As at December 31, 2014
($ millions)	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	13,039	217	11,202	273
SLF U.S.	5,194	259	5,236	96
Run-off reinsurance(4)	2,800	501	1,999	526
Total	21,033	977	18,437	895

(1)

The Amount at Risk represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The Amount at Risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal, or annuitization if fund values remain below guaranteed values.

(2)

For guaranteed lifetime withdrawal benefits, the value of guarantees is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date.

(3)

The insurance contract liabilities represent management’s provision for future costs associated with these guarantees and include a provision for adverse deviation in accordance with Canadian actuarial standards of practice.

(4)

The Run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North American insurance companies between 1997 and 2001. This line of business is part of a closed block of reinsurance, which is included in the Corporate segment.

The movement of the items in the table above from December 31, 2014 to June 30, 2015 was primarily as a result of the following factors:

(i)	the total fund values increased due to the weakening of the Canadian dollar against the U.S. dollar, partially offset by the natural run-off of the block;
(ii)	the total Amount at Risk increased primarily due to the weakening of the Canadian dollar;
(iii)	the total value of guarantees increased due to the weakening of the Canadian dollar, partially offset by the natural run-off of the block; and
(iv)	the total insurance contract liabilities remained reasonably stable.

Segregated Fund Hedging

We have implemented hedging programs, involving the use of derivative instruments, to mitigate a portion of the cost of interest rate and equity market-related volatility in providing for segregated fund guarantees. As at June 30, 2015, over 90% of our segregated fund contracts, as measured by associated fund values, were included in a hedging program. While a large percentage of contracts are included in the hedging program, not all of our equity and interest rate exposure related to these contracts is hedged. For those segregated fund contracts included in the hedging program, we generally hedge the value of expected future net claims costs and associated margins as we are primarily focused on hedging the expected economic costs associated with providing these guarantees.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2015	27

The following table illustrates the impact of our hedging program related to our sensitivity to a 50 basis point and 100 basis point decrease in interest rates and 10% and 25% decrease in equity markets for segregated fund contracts as at June 30, 2015 and December 31, 2014.

Impact of Segregated Fund Hedging

June 30, 2015
($ millions)	Changes in interest rates(3)		Changes in equity markets(4)
Net income sensitivity(1)(2)	50 basis point decrease	100 basis point decrease	10% decrease	25% decrease
Before hedging	(200)	(400)	(200)	(550)
Hedging impact	200	450	150	450
Net of hedging	–	50	(50)	(100)

December 31, 2014
($ millions)	Changes in interest rates(3)		Changes in equity markets(4)
Net income sensitivity(1)(2)	50 basis point decrease	100 basis point decrease	10% decrease	25% decrease
Before hedging	(200)	(400)	(150)	(500)
Hedging impact	200	400	150	400
Net of hedging	–	–	–	(100)

(1)	Net income sensitivities have been rounded to the nearest $50 million.
(2)

Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this will result in residual volatility to interest rate and equity market shocks in reported income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.

(3)

Represents a parallel shift in assumed interest rates across the entire yield curve as at June 30, 2015 and December 31, 2014. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for segregated funds at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).

(4)

Represents the change across all equity markets as at June 30, 2015 and December 31, 2014. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk, and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for segregated funds at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

Real Estate Risk

We are exposed to real estate risk arising from fluctuations in the value of, or future cash flows on, real estate classified as investment properties. We may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents, and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals, or from environmental risk exposures. We hold direct real estate investments that support general account liabilities and surplus, and fluctuations in value will impact our profitability and financial position. An instantaneous 10% decrease in the value of our direct real estate investments as at June 30, 2015 would decrease net income by approximately $150 million ($150 million decrease as at December 31, 2014). Conversely, an instantaneous 10% increase in the value of our direct real estate investments as at June 30, 2015 would increase net income by approximately $150 million ($150 million increase as at December 31, 2014).

Additional Cautionary Language and Key Assumptions Related to Sensitivities

Our market risk sensitivities are measures of our estimated change in net income and OCI for changes in interest rates and equity market price levels described above, based on interest rates, equity market prices, and business mix in place as at the respective calculation dates. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impacts on goodwill impairment or valuation allowances on deferred tax assets. The sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates, and other market variables relative to those underlying the calculation of these sensitivities. The potential extent to which actual results may differ from the indicative ranges will generally increase with larger capital market movements. Our sensitivities as at December 31, 2014 have been included for comparative purposes only.

We have also provided measures of our net income sensitivity to instantaneous changes in credit spreads, swap spreads, real estate price levels, and capital sensitivities to changes in interest rates and equity price levels. The real estate sensitivities are non-IFRS financial measures. For additional information, see Use of Non-IFRS Financial Measures. The cautionary language which

28	Sun Life Financial Inc.	Second Quarter 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS

appears in this section is also applicable to the credit spread, swap spread, real estate, and MCCSR ratio sensitivities. In particular, these sensitivities are based on interest rates, credit and swap spreads, equity market, and real estate price levels as at the respective calculation dates and assume that all other risk variables remain constant. Changes in interest rates, credit and swap spreads, equity market, and real estate prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

As these market risk sensitivities reflect an instantaneous impact on net income, OCI, and Sun Life Assurance’s MCCSR ratio, they do not include impacts over time such as the effect on fee income in our asset management businesses.

The sensitivities reflect the composition of our assets and liabilities as at June 30, 2015 and December 31, 2014. Changes in these positions due to new sales or maturities, asset purchases/sales, or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge programs in place as at the June 30 and December 31 calculation dates. The actual impact of these hedging activities can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), model risk, and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

The sensitivities are based on methods and assumptions in effect as at June 30, 2015 and December 31, 2014, as applicable. Changes in the regulatory environment, accounting or actuarial valuation methods, models, or assumptions after this date could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other than proportionate impacts.

Our hedging programs may themselves expose us to other risks, including basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), derivative counterparty credit risk, and increased levels of liquidity risk, model risk, and other operational risks. These factors may adversely impact the net effectiveness, costs, and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs include various elements aimed at mitigating these effects (e.g., hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly rated counterparties, and transacting through International Swaps and Derivatives Association agreements that generally include applicable credit support annexes), residual risk and potential reported earnings and capital volatility remain.

For the reasons outlined above, these sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future net income, OCI, and capital sensitivities. Given the nature of these calculations, we cannot provide assurance that actual impact will be consistent with the estimates provided.

Information related to market risk sensitivities and guarantees related to segregated fund products should be read in conjunction with the information contained in the Outlook, Critical Accounting Policies and Estimates, and Risk Management sections in our annual MD&A and in the Risk Factors and Regulatory Matters sections in our AIF.

Legal and Regulatory Matters

Information concerning legal and regulatory matters is provided in our Annual Consolidated Financial Statements, annual MD&A, and AIF, for the year ended December 31, 2014.

Changes in Accounting Policies

We have not adopted any new and amended IFRS in the current period ended June 30, 2015.

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of its financial statements in accordance with IFRS.

There were no changes in the Company’s internal control over financial reporting during the period which began on April 1, 2015 and ended on June 30, 2015 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2015	29

Reconciliation of Non-IFRS Financial Measures

Additional information on the use of non-IFRS measures, including the definition of operating net income (loss) and underlying net income (loss), is available in this document under the heading Use of Non-IFRS Financial Measures.

The following table sets out the amounts that were excluded from our operating net income (loss), underlying net income (loss), operating EPS, and underlying EPS, and provides a reconciliation to our reported net income (loss) and EPS based on IFRS.

Reconciliations of Select Net Income Measures

	Quarterly results
($ millions, unless otherwise noted)	Q2’15	Q1’15	Q4’14	Q3’14	Q2’14
Reported net income	726	441	502	435	425
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting	6	15	(6)	2	(8)
Fair value adjustments on share-based payment awards at MFS	(11)	(20)	1	(31)	(44)
Restructuring and other related costs	–	–	(4)	(3)	(11)
Operating net income (loss)	731	446	511	467	488

Market related impacts	97	(22)	(21)	(54)	(22)
Assumption changes and management actions	19	(48)	172	4	11
Underlying net income (loss)	615	516	360	517	499

Reported EPS (diluted) ($)	1.18	0.72	0.81	0.71	0.69
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting ($)	0.01	0.02	(0.01)	–	(0.01)
Fair value adjustments on share-based payment awards at MFS ($)	(0.02)	(0.03)	–	(0.05)	(0.07)
Restructuring and other related costs ($)	–	–	(0.01)	–	(0.02)
Impact of convertible securities on diluted EPS ($)	–	–	–	–	(0.01)
Operating EPS (diluted) ($)	1.19	0.73	0.83	0.76	0.80

Market related impacts ($)	0.16	(0.03)	(0.04)	(0.09)	(0.03)
Assumption changes and management actions ($)	0.03	(0.08)	0.28	0.01	0.02
Underlying EPS (diluted) ($)	1.00	0.84	0.59	0.84	0.81

Management also uses the following non-IFRS financial measures:

Return on equity. IFRS does not prescribe the calculation of ROE and therefore a comparable measure under IFRS is not available. To determine operating ROE and underlying ROE, operating net income (loss) and underlying net income (loss) are divided by the total weighted average common shareholders’ equity for the period, respectively.

Adjusted revenue. This measure excludes from revenue the impact of: (i) exchange rate fluctuations, from the translation of functional currencies to the Canadian dollar, for comparisons (“Constant Currency Adjustment”); (ii) Fair value and foreign currency changes on assets and liabilities (“FV Adjustment”); and (iii) reinsurance for the insured business in SLF Canada’s GB operations (“Reinsurance in SLF Canada’s GB Operations Adjustment”). Adjusted revenue is an alternative measure of revenue that provides greater comparability across reporting periods.

	Quarterly results
($ millions)	Q2’15	Q1’15	Q4’14	Q3’14	Q2’14
Revenues	1,682	7,332	7,375	5,614	6,315
Constant Currency Adjustment	315	333	98	(4)	–
FV Adjustment	(3,500)	2,495	2,196	495	1,560
Reinsurance in SLF Canada’s GB Operations Adjustment	(1,149)	(1,185)	(1,154)	(1,130)	(1,120)
Adjusted revenue	6,016	5,689	6,235	6,253	5,875

30	Sun Life Financial Inc.	Second Quarter 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjusted premiums and deposits. This measure adjusts premiums and deposits for the impact of (i) the Constant Currency Adjustment and (ii) the Reinsurance in SLF Canada’s GB Operations Adjustment. Adjusted premiums and deposits is an alternative measure of premiums and deposits that provides greater comparability across reporting periods.

	Quarterly results
($ millions)	Q2’15	Q1’15	Q4’14	Q3’14	Q2’14
Premiums and deposits	35,720	36,754	31,770	29,124	28,876
Constant Currency Adjustment	3,146	3,772	1,016	(50)	–
Reinsurance in SLF Canada’s GB Operations Adjustment	(1,149)	(1,185)	(1,154)	(1,130)	(1,120)
Adjusted premiums and deposits	33,723	34,167	31,908	30,304	29,996

Pre-tax operating profit margin ratio for MFS. This ratio is a measure of the underlying profitability of MFS, which excludes certain investment income and commission expenses that are offsetting. These amounts are excluded in order to neutralize the impact these items have on the pre-tax operating profit margin ratio, as they are offsetting in nature and have no impact on the underlying profitability of MFS.

Impact of foreign exchange. Several IFRS financial measures are presented on a constant currency adjusted basis to exclude the impact of foreign exchange rate fluctuations. These measures are calculated using the average or period end foreign exchange rates, as appropriate, in effect at the date of the comparative period.

Real estate market sensitivities. Real estate market sensitivities are non-IFRS financial measures for which there are no directly comparable measures under IFRS so it is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures.

Other. Management also uses the following non-IFRS financial measures for which there are no comparable financial measures in IFRS: (i) ASO premium and deposit equivalents, mutual fund sales, managed fund sales, life and health sales, and total premiums and deposits; (ii) AUM, mutual fund assets, managed fund assets, other AUM, and assets under administration; (iii) the value of new business, which is used to measure the estimated lifetime profitability of new sales and is based on actuarial calculations; and (iv) assumption changes and management actions, which is a component of our sources of earnings disclosure. Sources of earnings is an alternative presentation of our Consolidated Statements of Operations that identifies and quantifies various sources of income. The Company is required to disclose its sources of earnings by its principal regulator, the Office of the Superintendent of Financial Institutions.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2015	31

Forward-looking Statements

From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include (i) statements related to our proposed acquisition of the Bentall Kennedy group of companies and the expected AUM of SLIM, (ii) statements relating to our strategies, (iii) statements that are predictive in nature or that depend upon or refer to future events or conditions, and (iv) statements that include words such as “aim”, “anticipate”, “assumption”, “believe”, “could”, “estimate”, “expect”, “goal”, “initiatives”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek”, “should”, “strategy”, “strive”, “target”, “will”, and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in this document under the headings Capital Management and Risk Management and in SLF Inc.’s 2014 AIF under the headings Risk Factors and the factors detailed in SLF Inc.’s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively.

Factors that could cause actual results to differ materially from expectations include, but are not limited to: business risks – economic and geo-political risks; risks in implementing business strategies; changes in legislation and regulations, including capital requirements and tax laws; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; risks relating to operations in Asia, including the Company’s joint ventures; the impact of competition; the performance of the Company’s investments and investment portfolios managed for clients such as segregated and mutual funds; market conditions that affect the Company’s capital position or its ability to raise capital; downgrades in financial strength or credit ratings; risks relating to estimates and judgments used in calculating taxes; the impact of mergers, acquisitions and divestitures, including our proposed acquisition of Bentall Kennedy(1); the ineffectiveness of risk management policies and procedures; risks relating to the closed block of business; market, credit, and liquidity risks – the performance of equity markets; credit risks related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, derivative counterparties, other financial institutions, and other entities; changes or volatility in interest rates or credit spreads or swap spreads; fluctuations in foreign currency exchange rates; risks relating to real estate investments; risks relating to market liquidity; insurance risks – risks relating to the rate of mortality improvement; risks relating to policyholder behaviour; risks relating to product design and pricing; risks relating to mortality and morbidity, including the occurrence of natural or man-made disasters, pandemic diseases, and acts of terrorism; the impact of higher-than-expected future expenses; the availability, cost, and effectiveness of reinsurance; operational risks – breaches or failure of information system security and privacy, including cyber terrorism; risks relating to our information technology infrastructure; failure of information systems and Internet-enabled technology; the ability to attract and retain employees; legal and regulatory proceedings, including inquiries and investigations; risks relating to financial modelling errors; business continuity risks; dependence on third-party relationships, including outsourcing arrangements; and risks relating to the environment, environmental laws and regulations, and third-party policies.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

(1)	For additional information on risks related to our proposed acquisition of Bentall Kennedy, refer to the news release dated on June 15, 2015 announcing that acquisition.

32	Sun Life Financial Inc.	Second Quarter 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended		For the six months ended
(unaudited, in millions of Canadian dollars except for per share amounts)	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Revenue
Premiums
Gross	$4,103	$3,758	$7,826	$7,396
Less: Ceded	1,580	1,386	3,096	2,796
Net premiums	2,523	2,372	4,730	4,600
Net investment income (loss):
Interest and other investment income	1,320	1,230	2,599	2,418
Fair value and foreign currency changes on assets and liabilities (Note 4)	(3,500)	1,560	(1,005)	3,481
Net gains (losses) on available-for-sale assets	46	48	142	105
Net investment income (loss)	(2,134)	2,838	1,736	6,004
Fee income	1,293	1,105	2,548	2,171
Total revenue	1,682	6,315	9,014	12,775

Benefits and expenses
Gross claims and benefits paid (Note 6)	3,461	3,136	6,891	6,339
Increase (decrease) in insurance contract liabilities (Note 6)	(2,975)	2,368	173	4,597
Decrease (increase) in reinsurance assets (Note 6)	(121)	(166)	(314)	(112)
Increase (decrease) in investment contract liabilities (Note 6)	(19)	25	(7)	56
Reinsurance expenses (recoveries) (Note 7)	(1,523)	(1,351)	(2,976)	(2,676)
Commissions	508	465	1,000	905
Net transfer to (from) segregated funds (Note 10)	(30)	(13)	(13)	(6)
Operating expenses	1,229	1,124	2,409	2,247
Premium taxes	73	60	143	121
Interest expense	84	78	156	165
Total benefits and expenses	687	5,726	7,462	11,636

Income (loss) before income taxes	995	589	1,552	1,139
Less: Income tax expense (benefit) (Note 8)	245	134	340	251

Total net income (loss)	750	455	1,212	888
Less: Net income (loss) attributable to participating policyholders	(2)	–	(7)	4

Shareholders’ net income (loss)	752	455	1,219	884
Less: Preferred shareholders’ dividends	26	30	52	59
Common shareholders’ net income (loss)	$726	$425	$1,167	$825

Average exchange rates during the reporting periods:
U.S. dollars	1.23	1.09	1.23	1.10
U.K. pounds	1.88	1.83	1.88	1.83
Earnings (loss) per share (Note 12)
Basic	$1.19	$0.70	$1.91	$1.35
Diluted	$1.18	$0.69	$1.90	$1.34

Dividends per common share	$0.38	$0.36	$0.74	$0.72

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2015	33

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the three months ended		For the six months ended
(unaudited, in millions of Canadian dollars)	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Total net income (loss)	$750	$455	$1,212	$888
Other comprehensive income (loss), net of taxes:
Items that may be reclassified subsequently to income:
Change in unrealized foreign currency translation gains (losses):
Unrealized gains (losses) before net investment hedges	(114)	(242)	673	97
Unrealized gains (losses) on net investment hedges	3	5	(11)	(1)
Change in unrealized gains (losses) on available-for-sale assets:
Unrealized gains (losses)	(182)	134	46	264
Reclassifications to net income (loss)	(19)	(31)	(77)	(70)
Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses)	7	4	–	6
Reclassifications to net income (loss)	(5)	(5)	(1)	(10)
Total items that may be reclassified subsequently to income	(310)	(135)	630	286
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	81	(30)	35	(77)
Total items that will not be reclassified subsequently to income	81	(30)	35	(77)
Total other comprehensive income (loss)	(229)	(165)	665	209
Total comprehensive income (loss)	521	290	1,877	1,097
Less: Participating policyholders’ comprehensive income (loss)	(3)	(2)	(2)	4
Shareholders’ comprehensive income (loss)	$524	$292	$1,879	$1,093

INCOME TAXES INCLUDED IN OTHER COMPREHENSIVE INCOME (LOSS)

	For the three months ended		For the six months ended
(unaudited, in millions of Canadian dollars)	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Income tax benefit (expense):
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains / losses, including net investment hedges	$(12)	$(1)	$(10)	$–
Unrealized gains / losses on available-for-sale assets	69	(35)	3	(73)
Reclassifications to net income for available-for-sale assets	6	8	31	20
Unrealized gains / losses on cash flow hedges	(2)	(1)	–	(2)
Reclassifications to net income for cash flow hedges	1	1	–	3
Total items that may be reclassified subsequently to income	62	(28)	24	(52)
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(33)	10	(15)	30
Total items that will not be reclassified subsequently to income	(33)	10	(15)	30
Total income tax benefit (expense) included in other comprehensive income (loss)	$29	$(18)	$9	$(22)

The attached notes form part of these Interim Consolidated Financial Statements.

34	Sun Life Financial Inc.	Second Quarter 2015	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As at
(unaudited, in millions of Canadian dollars)	June 30, 2015	December 31, 2014
Assets
Cash, cash equivalents and short-term securities (Note 4)	$7,454	$6,818
Debt securities (Note 4)	66,750	66,214
Equity securities (Note 4)	5,475	5,223
Mortgages and loans	36,528	33,679
Derivative assets	1,601	1,839
Other invested assets (Note 4)	2,717	2,375
Policy loans	2,998	2,895
Investment properties	6,372	6,108
Invested assets	129,895	125,151
Other assets	3,912	3,429
Reinsurance assets (Note 6)	4,653	4,042
Deferred tax assets	1,246	1,230
Property and equipment	573	555
Intangible assets	929	895
Goodwill	4,264	4,117
Total general fund assets	145,472	139,419
Investments for account of segregated fund holders (Note 10)	90,500	83,938
Total assets	$235,972	$223,357
Liabilities and equity
Liabilities
Insurance contract liabilities (Note 6)	$104,707	$101,228
Investment contract liabilities (Note 6)	2,842	2,819
Derivative liabilities	2,167	1,603
Deferred tax liabilities	325	155
Other liabilities	10,264	9,725
Senior debentures	2,849	2,849
Subordinated debt	2,182	2,168
Total general fund liabilities	125,336	120,547
Insurance contracts for account of segregated fund holders (Note 10)	82,713	76,736
Investment contracts for account of segregated fund holders (Note 10)	7,787	7,202
Total liabilities	$215,836	$204,485
Equity
Issued share capital and contributed surplus	$10,835	$10,805
Retained earnings and accumulated other comprehensive income	9,301	8,067
Total equity	$20,136	$18,872
Total liabilities and equity	$235,972	$223,357

Exchange rates at the end of the reporting periods:
U.S. dollars	1.25	1.16
U.K. pounds	1.96	1.81

The attached notes form part of these Interim Consolidated Financial Statements.

Approved on behalf of the Board of Directors on August 5, 2015.

Dean A. Connor	William D. Anderson
President and Chief Executive Officer	Director

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2015	35

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	For the six months ended
(unaudited, in millions of Canadian dollars)	June 30, 2015	June 30, 2014
Shareholders:
Preferred shares
Balance, beginning of period	$2,257	$2,503
Redemption of preferred shares (Note 9)	–	(246)
Balance, end of period	2,257	2,257
Common shares (Note 9)
Balance, beginning of period	8,465	8,304
Stock options exercised	33	25
Common shares purchased for cancellation	(74)	–
Issued under dividend reinvestment and share purchase plan	41	48
Issued as consideration for business acquisition (Note 2)	34	–
Balance, end of period	8,499	8,377
Contributed surplus
Balance, beginning of period	83	95
Share-based payments	2	2
Stock options exercised	(6)	(5)
Balance, end of period	79	92
Retained earnings
Balance, beginning of period	6,762	5,899
Net income (loss)	1,219	884
Redemption of preferred shares (Note 9)	–	(4)
Dividends on common shares	(453)	(440)
Dividends on preferred shares	(52)	(59)
Common shares purchased for cancellation (Note 9)	(138)	–
Balance, end of period	7,338	6,280
Accumulated other comprehensive income (loss), net of taxes
Unrealized gains (losses) on available-for-sale assets	548	329
Unrealized cumulative translation differences, net of hedging activities	773	110
Unrealized gains (losses) on transfers to investment properties	6	6
Unrealized gains (losses) on derivatives designated as cash flow hedges	6	13
Cumulative changes in liabilities for defined benefit plans	(169)	(32)
Balance, beginning of period	1,164	426
Total other comprehensive income (loss) for the period	660	209
Balance, end of period	1,824	635
Total shareholders’ equity, end of period	$19,997	$17,641
Participating policyholders:
Retained earnings
Balance, beginning of period	$135	$126
Net income (loss)	(7)	4
Balance, end of period	128	130
Accumulated other comprehensive income (loss), net of taxes
Unrealized cumulative translation differences, net of hedging activities	6	1
Balance, beginning of period	6	1
Total other comprehensive income (loss) for the period	5	–
Balance, end of period	11	1
Total participating policyholders’ equity, end of period	$139	$131
Total equity	$20,136	$17,772

The attached notes form part of these Interim Consolidated Financial Statements.

36	Sun Life Financial Inc.	Second Quarter 2015	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended		For the six months ended
(unaudited, in millions of Canadian dollars)	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Cash flows provided by (used in) operating activities
Total income (loss) before income taxes	$995	$589	$1,552	$1,139
Add: Interest expense related to financing activities	74	75	148	160
Operating items not affecting cash:
Increase (decrease) in contract liabilities	(2,963)	2,500	81	4,907
(Increase) decrease in reinsurance assets	(128)	(279)	(322)	(263)
Unrealized (gains) losses on invested assets	3,600	(1,641)	1,951	(2,959)
Other non-cash items	199	829	(1,315)	32
Operating cash items:
Deferred acquisition costs	(15)	(9)	(31)	(21)
Realized (gains) losses on assets	(252)	(205)	(522)	(523)
Sales, maturities and repayments of invested assets	11,211	19,066	24,387	39,556
Purchases of invested assets	(11,954)	(20,324)	(24,146)	(41,251)
Change in policy loans	(16)	(21)	(24)	14
Income taxes received (paid)	(24)	(76)	(214)	(154)
Mortgage securitization (Note 4)	79	120	99	213
Other cash items	(236)	119	(184)	60
Net cash provided by (used in) operating activities	570	743	1,460	910
Cash flows provided by (used in) investing activities
Net (purchase) sale of property and equipment	(21)	(22)	(39)	(31)
Investment in and transactions with joint ventures and associates	–	(31)	(3)	(87)
Dividends received from joint ventures and associates	32	–	32	–
Cash received on sale of discontinued operation	–	–	–	72
Other investing activities	(24)	(8)	(39)	(19)
Net cash provided by (used in) investing activities	(13)	(61)	(49)	(65)
Cash flows provided by (used in) financing activities
Increase in (repayment of) borrowed funds	2	(104)	31	(228)
Issuance of subordinated debt, net of issuance costs (Note 9)	–	249	–	249
Redemption of subordinated debt (Note 9)	–	–	–	(500)
Redemption of preferred shares (Note 9)	–	(250)	–	(250)
Issuance of common shares on exercise of stock options	7	5	27	20
Common shares purchased for cancellation (Note 9)	(92)	–	(212)	–
Dividends paid on common and preferred shares	(235)	(221)	(457)	(444)
Interest expense paid	(95)	(92)	(148)	(166)
Net cash provided by (used in) financing activities	(413)	(413)	(759)	(1,319)
Changes due to fluctuations in exchange rates	(19)	(50)	190	41
Increase (decrease) in cash and cash equivalents	125	219	842	(433)
Net cash and cash equivalents, beginning of period	4,081	2,672	3,364	3,324
Net cash and cash equivalents, end of period	4,206	2,891	4,206	2,891
Short-term securities, end of period	3,116	2,850	3,116	2,850
Net cash and cash equivalents and short-term securities, end of period (Note 4)	$7,322	$5,741	$7,322	$5,741

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2015	37

Condensed Notes to the Interim Consolidated Financial Statements

(Unaudited, in millions of Canadian dollars except for per share amounts and where otherwise stated)

1.     Significant Accounting Policies

Description of Business

Sun Life Financial Inc. (“SLF Inc.”) is a publicly traded company domiciled in Canada and is the holding company of Sun Life Assurance Company of Canada (“Sun Life Assurance”). SLF Inc. and its subsidiaries are collectively referred to as “us”, “our”, “ours”, “we”, or “the Company”.

Our Interim Consolidated Financial Statements have been prepared in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting as issued and adopted by the International Accounting Standards Board. We have used accounting policies which are consistent with our accounting policies in our 2014 Annual Consolidated Financial Statements. Our Interim Consolidated Financial Statements should be read in conjunction with our 2014 Annual Consolidated Financial Statements, as interim financial statements do not include all the information incorporated in annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”).

2.     Acquisitions

On June 15, 2015, we entered into an agreement to acquire Bentall Kennedy for a purchase price of $560 that is subject to customary closing adjustments. Bentall Kennedy is a premier real estate investment manager operating in Canada and the U.S. and provides specialized real estate investment management and real estate services, including property management and leasing. The transaction is subject to regulatory approvals and is expected to close in the third quarter of 2015.

On April 2, 2015, we completed the acquisition of all the shares of Ryan Labs Asset Management Inc. (previously Ryan Labs, Inc.), a New York-based asset manager for $46. The acquired business increased our capacity for liability-driven investing and total return fixed income strategies in the United States. The purchase price consisted of SLF Inc. common shares valued at $34, cash of $5, and estimated contingent consideration of $7 to be paid in SLF Inc. common shares if certain future performance targets are achieved. The fair value of the net identifiable assets acquired in the transaction was $9, which includes an intangible asset of $11 and a related deferred tax liability of $5. The acquired intangible asset consists of client relationships which are subject to amortization on a straight-line basis over its projected economic life of 15 years. We recognized goodwill of $37 as a result of this transaction. The goodwill includes the benefit of synergies and future business and other economic benefits arising from this transaction and is not deductible for tax purposes.

3.     Segmented Information

We have five reportable segments: Sun Life Financial Canada (“SLF Canada”), Sun Life Financial United States (“SLF U.S.”), MFS Investment Management (“MFS”), Sun Life Financial Asia (“SLF Asia”), and Corporate. These reportable segments operate in the financial services industry and reflect our management structure and internal financial reporting. Corporate includes the results of our United Kingdom (“U.K.”) business unit and our Corporate Support operations, which include run-off reinsurance operations as well as investment income, expenses, capital, and other items not allocated to our other business groups.

Revenues from our reportable segments are derived principally from life and health insurance, investment management and annuities, and mutual funds. Revenues not attributed to the strategic business units are derived primarily from Corporate investments and earnings on capital. Transactions between segments are executed and priced on an arm’s-length basis in a manner similar to transactions with third parties.

The expenses in each business segment may include costs or services directly incurred or provided on their behalf at the enterprise level. For other costs not directly attributable to one of our business segments, we use a management reporting framework that uses assumptions, judgments and methodologies for allocating overhead costs, and indirect expenses to our business segments.

Intersegment transactions consist primarily of internal financing agreements which are measured at fair values prevailing when the arrangements are negotiated. Intersegment investment income consists primarily of interest paid by SLF U.S. to Corporate. Intersegment fee income is primarily asset management fees paid by SLF Canada and Corporate to MFS, and by MFS to SLF U.S. Intersegment transactions are presented in the Consolidation adjustments column in the following tables.

Management considers its external clients to be individuals and corporations. We are not reliant on any individual client as none are individually significant to our operations.

38	Sun Life Financial Inc.	Second Quarter 2015	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Results by segment for the three months ended June 30 are as follows:

	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Consolidation adjustments	Total
2015
Gross premiums:
Annuities	$732	$51	$–	$–	$8	$–	$791
Life insurance	916	569	–	228	27	–	1,740
Health insurance	1,004	560	–	4	4	–	1,572
Total gross premiums	2,652	1,180	–	232	39	–	4,103
Less: ceded premiums	1,420	151	–	9	–	–	1,580
Net investment income (loss)	(741)	(797)	2	(159)	(423)	(16)	(2,134)
Fee income	243	50	901	75	40	(16)	1,293
Total revenue	734	282	903	139	(344)	(32)	1,682
Less:
Total benefits and expenses	299	76	634	34	(324)	(32)	687
Income tax expense (benefit)	100	72	107	12	(46)	–	245
Total net income (loss)	$335	$134	$162	$93	$26	$–	$750
2014
Gross premiums:
Annuities	$511	$72	$–	$–	$3	$–	$586
Life insurance	883	640	–	183	25	–	1,731
Health insurance	965	470	–	4	2	–	1,441
Total gross premiums	2,359	1,182	–	187	30	–	3,758
Less: ceded premiums	1,244	128	–	8	6	–	1,386
Net investment income (loss)	1,569	800	3	261	219	(14)	2,838
Fee income	221	45	756	56	44	(17)	1,105
Total revenue	2,905	1,899	759	496	287	(31)	6,315
Less:
Total benefits and expenses	2,691	1,762	572	449	283	(31)	5,726
Income tax expense (benefit)	26	36	86	10	(24)	–	134
Total net income (loss)	$188	$101	$101	$37	$28	$–	$455

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2015	39

Results by segment for the six months ended June 30 are as follows:

	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Consolidation adjustments	Total
2015
Gross premiums:
Annuities	$1,082	$94	$–	$–	$13	$–	$1,189
Life insurance	1,822	1,104	–	485	53	–	3,464
Health insurance	2,034	1,121	–	8	10	–	3,173
Total gross premiums	4,938	2,319	–	493	76	–	7,826
Less: ceded premiums	2,775	297	–	18	6	–	3,096
Net investment income (loss)	1,685	4	1	93	(16)	(31)	1,736
Fee income	484	101	1,770	148	80	(35)	2,548
Total revenue	4,332	2,127	1,771	716	134	(66)	9,014
Less:
Total benefits and expenses	3,762	1,866	1,256	532	112	(66)	7,462
Income tax expense (benefit)	90	92	205	23	(70)	–	340
Total net income (loss)	$480	$169	$310	$161	$92	$–	$1,212
2014
Gross premiums:
Annuities	$884	$138	$–	$–	$12	$–	$1,034
Life insurance	1,750	1,268	–	369	52	–	3,439
Health insurance	1,959	952	–	7	5	–	2,923
Total gross premiums	4,593	2,358	–	376	69	–	7,396
Less: ceded premiums	2,518	249	–	16	13	–	2,796
Net investment income (loss)	3,345	1,761	1	442	483	(28)	6,004
Fee income	437	88	1,484	107	86	(31)	2,171
Total revenue	5,857	3,958	1,485	909	625	(59)	12,775
Less:
Total benefits and expenses	5,370	3,711	1,124	819	671	(59)	11,636
Income tax expense (benefit)	54	67	164	21	(55)	–	251
Total net income (loss)	$433	$180	$197	$69	$9	$–	$888

4.    Total Invested Assets and Related Net Investment Income

4.A Asset Classification

The carrying values of our debt securities, equity securities, and other invested assets presented in our Interim Consolidated Statements of Financial Position consist of the following:

As at	Fair value through profit or loss	Available- for-sale	Other(1)	Total
June 30, 2015
Debt securities	$54,044	$12,706	$–	$66,750
Equity securities	$4,565	$910	$–	$5,475
Other invested assets	$1,592	$153	$972	$2,717

December 31, 2014
Debt securities	$53,127	$13,087	$–	$66,214
Equity securities	$4,357	$866	$–	$5,223
Other invested assets	$1,347	$136	$892	$2,375

(1)	Other consists primarily of investments accounted for using the equity method of accounting.

40	Sun Life Financial Inc.	Second Quarter 2015	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4.B Fair Value and Foreign Currency Changes on Assets and Liabilities

Fair value and foreign currency changes on assets and liabilities recorded to net income consist of the following:

	For the three months ended		For the six months ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Fair value change:
Cash, cash equivalents and short-term securities	$(1)	$(2)	$17	$4
Debt securities	(2,977)	959	(723)	2,418
Equity securities	(96)	174	52	330
Derivative investments	(380)	647	(1,063)	554
Other invested assets	(8)	–	38	31
Total change in fair value through profit or loss assets and liabilities	(3,462)	1,778	(1,679)	3,337
Fair value changes on investment properties	60	36	116	97
Foreign exchange gains (losses)(1)(2)	(98)	(254)	558	47
Fair value and foreign currency changes on assets and liabilities	$(3,500)	$1,560	$(1,005)	$3,481

(1)

Primarily arises from the translation of foreign currency denominated available-for-sale assets and mortgages and loans. Any offsetting amounts arising from foreign currency derivatives are included in the fair value change on derivative investments.

(2)	Foreign exchange gains (losses) for 2014 have been reclassified from Interest and other investment income to be consistent with current year presentation.

4.C Impairment of Available-For-Sale Assets

We recognized impairment losses on available-for-sale assets of $1 and $2 during the three and six months ended June 30, 2015, respectively ($1 and $15 for the three and six months ended June 30, 2014).

4.D Cash, Cash Equivalents and Short-Term Securities

Cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Financial Position and Net cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Cash Flows consist of the following:

As at	June 30, 2015	December 31, 2014	June 30, 2014
Cash	$1,193	$1,283	$962
Cash equivalents	3,145	2,085	2,004
Short-term securities	3,116	3,450	2,850
Cash, cash equivalents and short-term securities	7,454	6,818	5,816
Less: Bank overdraft, recorded in Other liabilities	132	4	75
Net cash, cash equivalents and short-term securities	$7,322	$6,814	$5,741

4.E Mortgage Securitization

We securitize certain insured fixed rate commercial mortgages through the creation of mortgage-backed securities under the National Housing Act Mortgage-Backed Securities (“NHA MBS”) Program sponsored by the Canada Mortgage and Housing Corporation (“CMHC”). The NHA MBS are then sold to Canada Housing Trust, a government-sponsored security trust that issues securities to third-party investors under the Canadian Mortgage Bond (“CMB”) program. The securitization of these assets does not qualify for derecognition as we have not transferred substantially all of the risks and rewards of ownership. Specifically, we continue to be exposed to prepayment and interest rate risk associated with these assets. There are no expected credit losses on the securitized mortgages as the mortgages were already insured by the CMHC prior to securitization. These assets continue to be recognized as Mortgages and loans in our Interim Consolidated Statements of Financial Position. Proceeds from securitization transactions are recognized as secured borrowings and included in Other liabilities in our Interim Consolidated Statements of Financial Position.

Receipts of principal on the securitized mortgages are deposited into a principal reinvestment account (“PRA”) to meet our repayment obligation upon maturity under the CMB program. The assets in the PRA are typically comprised of cash and cash equivalents and certain asset-backed securities. We are exposed to reinvestment risk due to the amortizing nature of the securitized mortgages relative to our repayment obligation for the full principal amount due at maturity. We mitigate the reinvestment risk using interest rate swaps.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2015	41

The carrying value and fair value of the securitized mortgages as at June 30, 2015 are $394 and $410, respectively ($299 and $311 as at December 31, 2014). The carrying value and fair value of the associated liabilities as at June 30, 2015 are $402 and $419, respectively ($303 and $313 as at December 31, 2014). The carrying value of asset-backed securities in the PRA as at June 30, 2015 and December 31, 2014 are $10 and $6, respectively. There are no cash and cash equivalents in the PRA as at June 30, 2015 and December 31, 2014.

The fair value of the secured borrowings from mortgage securitization is based on the methodologies and assumptions for asset-backed securities described in Note 5 of our 2014 Annual Consolidated Financial Statements. The fair value of these liabilities is categorized in Level 2 of the fair value hierarchy as at June 30, 2015 and December 31, 2014.

4.F Fair Value Measurement

The fair value methodologies and assumptions for assets and liabilities carried at fair value as well as disclosures on unobservable inputs, sensitivities, and valuation processes for Level 3 assets can be found in Note 5 of our 2014 Annual Consolidated Financial Statements.

4.F.i Fair Value Hierarchy

We categorize our assets and liabilities carried at fair value, based on the priority of the inputs to the valuation techniques used to measure fair value, into a three-level fair value hierarchy as follows:

Level 1: Fair value is based on the unadjusted quoted prices for identical assets or liabilities in an active market. The types of assets and liabilities classified as Level 1 generally include cash and cash equivalents, certain U.S. government and agency securities, exchange-traded equity securities, and certain segregated and mutual fund units held for account of segregated fund holders.

Level 2: Fair value is based on quoted prices for similar assets or liabilities traded in active markets, or prices from valuation techniques that use significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. The types of assets and liabilities classified as Level 2 generally include Canadian federal, provincial and municipal government, other foreign government and corporate debt securities, certain asset-backed securities, over-the-counter derivatives, and certain segregated and mutual fund units held for account of segregated fund holders.

Level 3: Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect our expectations about the assumptions market participants would use in pricing the asset or liability. The types of assets and liabilities classified as Level 3 generally include certain corporate bonds, certain other invested assets, and investment properties.

Our assets and liabilities that are carried at fair value on a recurring basis by hierarchy level are as follows:

As at June 30, 2015	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and short-term securities	$6,565	$889	$–	$7,454
Debt securities – fair value through profit or loss	1,022	52,251	771	54,044
Debt securities – available-for-sale	273	12,091	342	12,706
Equity securities – fair value through profit or loss	2,643	1,757	165	4,565
Equity securities – available-for-sale	746	164	–	910
Derivative assets	15	1,586	–	1,601
Other invested assets	748	74	923	1,745
Investment properties	–	–	6,372	6,372
Total invested assets measured at fair value	$12,012	$68,812	$8,573	$89,397
Investments for account of segregated fund holders	$28,370	$61,409	$721	$90,500
Total assets measured at fair value	$40,382	$130,221	$9,294	$179,897
Liabilities
Investment contract liabilities	$–	$5	$5	$10
Derivative liabilities	8	2,159	–	2,167
Total liabilities measured at fair value	$8	$2,164	$5	$2,177

42	Sun Life Financial Inc.	Second Quarter 2015	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Debt securities – fair value through profit or loss consist of the following:

As at June 30, 2015	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$1,748	$18	$1,766
Canadian provincial and municipal government	–	10,256	37	10,293
U.S. government and agency	1,022	54	9	1,085
Other foreign government	–	5,739	26	5,765
Corporate	–	31,841	480	32,321
Asset-backed securities:
Commercial mortgage-backed securities	–	1,366	75	1,441
Residential mortgage-backed securities	–	910	3	913
Collateralized debt obligations	–	30	70	100
Other	–	307	53	360
Total debt securities – fair value through profit or loss	$1,022	$52,251	$771	$54,044

Debt securities – available-for-sale consist of the following:

As at June 30, 2015	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$1,537	$–	$1,537
Canadian provincial and municipal government	–	855	–	855
U.S. government and agency	273	–	–	273
Other foreign government	–	711	4	715
Corporate	–	7,536	66	7,602
Asset-backed securities:
Commercial mortgage-backed securities	–	909	9	918
Residential mortgage-backed securities	–	188	–	188
Collateralized debt obligations	–	–	202	202
Other	–	355	61	416
Total debt securities – available-for-sale	$273	$12,091	$342	$12,706

Our assets and liabilities that are carried at fair value on a recurring basis by hierarchy level are as follows:

As at December 31, 2014	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and short-term securities	$5,596	$1,222	$–	$6,818
Debt securities – fair value through profit or loss	1,125	51,111	891	53,127
Debt securities – available-for-sale	345	12,462	280	13,087
Equity securities – fair value through profit or loss	2,626	1,606	125	4,357
Equity securities – available-for-sale	722	144	–	866
Derivative assets	21	1,818	–	1,839
Other invested assets	625	70	788	1,483
Investment properties	–	–	6,108	6,108
Total invested assets measured at fair value	$11,060	$68,433	$8,192	$87,685
Investments for account of segregated fund holders	$27,510	$55,898	$530	$83,938
Total assets measured at fair value	$38,570	$124,331	$8,722	$171,623
Liabilities
Investment contract liabilities	$–	$11	$5	$16
Derivative liabilities	13	1,590	–	1,603
Total liabilities measured at fair value	$13	$1,601	$5	$1,619

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2015	43

Debt securities – fair value through profit or loss consist of the following:

As at December 31, 2014	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$1,814	$17	$1,831
Canadian provincial and municipal government	–	10,314	21	10,335
U.S. government and agency	1,125	50	8	1,183
Other foreign government	–	5,234	71	5,305
Corporate	–	31,050	611	31,661
Asset-backed securities:
Commercial mortgage-backed securities	–	1,388	28	1,416
Residential mortgage-backed securities	–	742	31	773
Collateralized debt obligations	–	28	71	99
Other	–	491	33	524
Total debt securities – fair value through profit or loss	$1,125	$51,111	$891	$53,127

Debt securities – available-for-sale consist of the following:

As at December 31, 2014	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$1,717	$–	$1,717
Canadian provincial and municipal government	–	768	–	768
U.S. government and agency	345	61	–	406
Other foreign government	–	535	1	536
Corporate	–	7,929	99	8,028
Asset-backed securities:
Commercial mortgage-backed securities	–	939	3	942
Residential mortgage-backed securities	–	215	–	215
Collateralized debt obligations	–	–	136	136
Other	–	298	41	339
Total debt securities – available-for-sale	$345	$12,462	$280	$13,087

There were no significant transfers between Level 1 and Level 2 for the three and six months ended June 30, 2015 and June 30, 2014.

44	Sun Life Financial Inc.	Second Quarter 2015	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The following table provides a reconciliation of the beginning and ending balances for assets and liabilities that are categorized in Level 3 for the three months ended June 30, 2015:

	Beginning balance	Included in net income(1)(3)	Included in OCI(3)	Purchases	Sales	Settlements	Transfers into Level 3(2)	Transfers (out) of Level 3(2)	Foreign currency translation(4)	Ending balance	Gains (losses) included in earnings relating to instruments still held at the reporting date(1)
Assets
Debt securities – fair value through profit or loss	$1,045	$(8)	$–	$47	$(5)	$(42)	$64	$(328)	$(2)	$771	$(22)
Debt securities – available-for-sale	437	–	–	79	(3)	(6)	–	(162)	(3)	342	–
Equity securities – fair value through profit or loss	161	3	–	4	(2)	–	–	–	(1)	165	4
Other invested assets	881	(3)	(5)	72	(21)	–	–	–	(1)	923	(3)
Investment properties	6,260	52	–	105	(24)	–	–	–	(21)	6,372	59
Total invested assets measured at fair value	$8,784	$44	$(5)	$307	$(55)	$(48)	$64	$(490)	$(28)	$8,573	$38
Investments for account of segregated fund holders	$611	$(1)	$–	$93	$(3)	$–	$6	$(6)	$21	$721	$8
Total assets measured at fair value	$9,395	$43	$(5)	$400	$(58)	$(48)	$70	$(496)	$(7)	$9,294	$46
Liabilities(5)
Investment contract liabilities	$5	$–	$–	$–	$–	$–	$–	$–	$–	$5	$–
Total liabilities measured at fair value	$5	$–	$–	$–	$–	$–	$–	$–	$–	$5	$–

(1)	Included in Net investment income (loss) for Total invested assets measured at fair value in our Interim Consolidated Statements of Operations.
(2)

Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data, and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.

(3)

Total gains and losses in net income (loss) and Other Comprehensive Income (“OCI”) are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset or liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.

(4)	Foreign currency translation relates to the foreign exchange impact of translating Level 3 assets and liabilities of foreign subsidiaries from their functional currencies to Canadian dollars.
(5)	For liabilities, gains are indicated by negative numbers.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2015	45

The following table provides a reconciliation of the beginning and ending balances for assets and liabilities that are categorized in Level 3 for the six months ended June 30, 2015:

	Beginning balance	Included in net income(1)(3)	Included in OCI(3)	Purchases	Sales	Settlements	Transfers into Level 3(2)	Transfers (out) of Level 3(2)	Foreign currency translation(4)	Ending balance	Gains (losses) included in earnings relating to instruments still held at the reporting date(1)
Assets
Debt securities – fair value through profit or loss	$891	$8	$–	$172	$(7)	$(53)	$82	$(358)	$36	$771	$(19)
Debt securities – available-for-sale	280	3	–	205	(3)	(10)	8	(152)	11	342	–
Equity securities – fair value through profit or loss	125	9	–	27	(2)	–	–	–	6	165	9
Other invested assets	788	29	(5)	139	(32)	–	–	–	4	923	30
Investment properties	6,108	96	–	156	(115)	–	–	–	127	6,372	143
Total invested assets measured at fair value	$8,192	$145	$(5)	$699	$(159)	$(63)	$90	$(510)	$184	$8,573	$163
Investments for account of segregated fund holders	$530	$27	$–	$120	$(10)	$(1)	$16	$(6)	$45	$721	$34
Total assets measured at fair value	$8,722	$172	$(5)	$819	$(169)	$(64)	$106	$(516)	$229	$9,294	$197
Liabilities(5)
Investment contract liabilities	$5	$–	$–	$–	$–	$–	$–	$–	$–	$5	$–
Total liabilities measured at fair value	$5	$–	$–	$–	$–	$–	$–	$–	$–	$5	$–

(1)	Included in Net investment income (loss) for Total invested assets measured at fair value in our Interim Consolidated Statements of Operations.
(2)

Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data, and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.

(3)

Total gains and losses in net income (loss) and OCI are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset or liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.

(4)	Foreign currency translation relates to the foreign exchange impact of translating Level 3 assets and liabilities of foreign subsidiaries from their functional currencies to Canadian dollars.
(5)	For liabilities, gains are indicated by negative numbers.

46	Sun Life Financial Inc.	Second Quarter 2015	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The following table provides a reconciliation of the beginning and ending balances for assets and liabilities that are categorized in Level 3 for the three months ended June 30, 2014:

	Beginning balance	Included in net income(1)(3)	Included in OCI(3)	Purchases	Sales	Settlements	Transfers into Level 3(2)	Transfers (out) of Level 3(2)	Foreign currency translation(4)	Ending balance	Gains (losses) included in earnings relating to instruments still held at the reporting date(1)
Assets
Debt securities – fair value through profit or loss	$1,189	$(4)	$–	$98	$(14)	$(19)	$64	$(550)	$(14)	$750	$(3)
Debt securities – available-for-sale	309	–	2	32	(8)	(22)	–	(110)	(6)	197	2
Equity securities – fair value through profit or loss	119	6	–	–	–	–	–	–	(2)	123	6
Other invested assets	679	(16)	3	46	(20)	–	–	–	(2)	690	(16)
Investment properties	6,104	28	–	49	(73)	–	–	–	(54)	6,054	31
Total invested assets measured at fair value	$8,400	$14	$5	$225	$(115)	$(41)	$64	$(660)	$(78)	$7,814	$20
Investments for account of segregated fund holders	$520	$9	$–	$28	$(10)	$–	$–	$–	$(4)	$543	$14
Total assets measured at fair value	$8,920	$23	$5	$253	$(125)	$(41)	$64	$(660)	$ (82)	$8,357	$34
Liabilities(5)
Investment contract liabilities	$7	$–	$–	$–	$–	$–	$–	$–	$–	$7	$–
Total liabilities measured at fair value	$7	$–	$–	$–	$–	$–	$–	$–	$–	$7	$–

(1)	Included in Net investment income (loss) for Total invested assets measured at fair value in our Interim Consolidated Statements of Operations.
(2)

Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data, and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.

(3)

Total gains and losses in net income (loss) and OCI are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset or liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.

(4)	Foreign currency translation relates to the foreign exchange impact of translating Level 3 assets and liabilities of foreign subsidiaries from their functional currencies to Canadian dollars.
(5)	For liabilities, gains are indicated by negative numbers.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2015	47

The following table provides a reconciliation of the beginning and ending balances for assets and liabilities that are categorized in Level 3 for the six months ended June 30, 2014:

	Beginning balance	Included in net income(1)(3)	Included in OCI(3)	Purchases	Sales	Settlements	Transfers into Level 3(2)	Transfers (out) of Level 3(2)	Foreign currency translation(4)	Ending balance	Gains (losses) included in earnings relating to instruments still held at the reporting date(1)
Assets
Debt securities – fair value through profit or loss	$1,017	$–	$–	$295	$(30)	$(26)	$69	$(581)	$6	$750	$(4)
Debt securities – available-for-sale	307	(1)	6	152	(99)	(25)	–	(144)	1	197	6
Equity securities – fair value through profit or loss	115	8	–	–	–	–	–	–	–	123	7
Other invested assets	618	14	5	90	(39)	–	–	–	2	690	15
Investment properties	6,092	68	–	89	(207)	–	–	–	12	6,054	92
Total invested assets measured at fair value	$8,149	$89	$11	$626	$(375)	$(51)	$69	$(725)	$21	$7,814	$116
Investments for account of segregated fund holders	$482	$17	$–	$49	$(17)	$–	$–	$(2)	$14	$543	$22
Total assets measured at fair value	$8,631	$106	$11	$675	$(392)	$(51)	$69	$(727)	$35	$8,357	$138
Liabilities(5)
Investment contract liabilities	$7	$–	$–	$–	$–	$–	$–	$–	$–	$7	$–
Total liabilities measured at fair value	$7	$–	$–	$–	$–	$–	$–	$–	$–	$7	$–

(1)	Included in Net investment income (loss) for Total invested assets measured at fair value in our Interim Consolidated Statements of Operations.
(2)

Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data, and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.

(3)

Total gains and losses in net income (loss) and OCI are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset or liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.

(4)	Foreign currency translation relates to the foreign exchange impact of translating Level 3 assets and liabilities of foreign subsidiaries from their functional currencies to Canadian dollars.
(5)	For liabilities, gains are indicated by negative numbers.

5.    Financial Instrument and Insurance Risk Management

Our risk management policies and procedures for managing risks related to financial instruments and insurance contracts can be found in Notes 6 and 7, respectively, of our 2014 Annual Consolidated Financial Statements.

Our financial instrument market risk sensitivities are included in our Management’s Discussion and Analysis (“MD&A”) for the three and six months ended June 30, 2015. The shaded text and tables in the Risk Management section of the MD&A represent our disclosures on market risk sensitivities in accordance with IFRS 7 Financial Instruments: Disclosures and include discussions on how we measure our risk and our objectives, policies, and methodologies for managing this risk. Therefore, the shaded text and tables in the MD&A represent an integral part of these Interim Consolidated Financial Statements.

48	Sun Life Financial Inc.	Second Quarter 2015	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

6.     Insurance Contract Liabilities and Investment Contract Liabilities

6.A Insurance Contract Liabilities

6.A.i Changes in Insurance Contract Liabilities and Reinsurance Assets

Changes in Insurance contract liabilities and Reinsurance assets are as follows:

	For the three months ended June 30, 2015			For the six months ended June 30, 2015
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances before Other policy liabilities and assets, beginning of period	$101,808	$4,161	$97,647	$95,243	$3,671	$91,572
Change in balances on in-force policies	(3,686)	88	(3,774)	(1,376)	37	(1,413)
Balances arising from new policies	704	29	675	1,414	215	1,199
Method and assumption changes	7	4	3	135	62	73
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	(2,975)	121	(3,096)	173	314	(141)
Foreign exchange rate movements	(265)	(48)	(217)	3,152	249	2,903
Balances before Other policy liabilities and assets, end of period	98,568	4,234	94,334	98,568	4,234	94,334
Other policy liabilities and assets	6,139	419	5,720	6,139	419	5,720
Balances, end of period	$104,707	$4,653	$100,054	$104,707	$4,653	$100,054

	For the three months ended June 30, 2014			For the six months ended June 30, 2014
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances before Other policy liabilities and assets, beginning of period	$87,079	$3,470	$83,609	$83,426	$3,414	$80,012
Change in balances on in-force policies	1,948	141	1,807	3,632	64	3,568
Balances arising from new policies	431	24	407	1,022	47	975
Method and assumption changes	(11)	1	(12)	(57)	1	(58)
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	2,368	166	2,202	4,597	112	4,485
Foreign exchange rate movements	(1,056)	(101)	(955)	368	9	359
Balances before Other policy liabilities and assets, end of period	88,391	3,535	84,856	88,391	3,535	84,856
Other policy liabilities and assets	5,690	382	5,308	5,690	382	5,308
Balances, end of period	$94,081	$3,917	$90,164	$94,081	$3,917	$90,164

6.B Investment Contract Liabilities

6.B.i Changes in Investment Contract Liabilities

Changes in investment contract liabilities without discretionary participation features (“DPF”) are as follows:

	For the three months ended June 30, 2015		For the six months ended June 30, 2015
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost
Balances, beginning of period	$17	$2,129	$16	$2,142
Deposits	–	81	–	179
Interest	–	10	–	21
Withdrawals	(6)	(69)	(6)	(199)
Fees	–	(2)	–	(2)
Change in fair value	–	–	–	–
Other	(1)	–	(1)	5
Foreign exchange rate movements	–	–	1	3
Balances, end of period	$10	$2,149	$10	$2,149

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2015	49

	For the three months ended June 30, 2014		For the six months ended June 30, 2014
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost
Balances, beginning of period	$18	$2,089	$18	$2,000
Deposits	–	88	–	264
Interest	–	11	–	21
Withdrawals	–	(104)	–	(208)
Fees	–	(1)	–	(2)
Change in fair value	1	–	1	–
Other	1	6	1	12
Foreign exchange rate movements	(1)	(1)	(1)	1
Balances, end of period	$19	$2,088	$19	$2,088

Changes in investment contract liabilities with DPF are as follows:

	For the three months ended		For the six months ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Balances, beginning of period	$718	$628	$661	$584
Change in liabilities on in-force policies	(32)	10	(31)	13
Liabilities arising from new policies	3	3	3	21
Increase (decrease) in liabilities	(29)	13	(28)	34
Foreign exchange rate movements	(6)	(19)	50	4
Balances, end of period	$683	$622	$683	$622

6.C Gross Claims and Benefits Paid

Gross claims and benefits paid consist of the following:

	For the three months ended		For the six months ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Maturities and surrenders	$732	$699	$1,442	$1,488
Annuity payments	434	320	866	632
Death and disability benefits	852	808	1,751	1,609
Health benefits	1,147	1,036	2,288	2,055
Policyholder dividends and interest on claims and deposits	296	273	544	555
Total gross claims and benefits paid	$3,461	$3,136	$6,891	$6,339

7.    Reinsurance (Expenses) Recoveries

Reinsurance (expenses) recoveries consist of the following:

	For the three months ended		For the six months ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Recovered claims and benefits	$1,373	$1,167	$2,610	$2,318
Commissions	14	14	28	26
Reserve adjustments	6	41	75	77
Operating expenses and other	130	129	263	255
Reinsurance (expenses) recoveries	$1,523	$1,351	$2,976	$2,676

50	Sun Life Financial Inc.	Second Quarter 2015	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8.    Income Taxes

Our effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate as follows:

	For the three months ended				For the six months ended
	June 30, 2015		June 30, 2014		June 30, 2015		June 30, 2014
		%		%		%		%
Total net income (loss)	$750		$455		$1,212		$888
Add: Income tax expense (benefit)	245		134		340		251
Total net income (loss) before income taxes	$995		$589		$1,552		$1,139
Taxes at the combined Canadian federal and provincial statutory income tax rate	$266	26.8	$156	26.5	$415	26.8	$302	26.5

Increase (decrease) in rate resulting from:
Higher (lower) effective rates on income subject to taxation in foreign jurisdictions	16	1.6	15	2.5	24	1.5	40	3.5
Tax (benefit) cost of unrecognized tax losses and tax credits	20	2.0	1	0.2	21	1.4	2	0.2
Tax exempt investment income	(24)	(2.4)	(32)	(5.4)	(76)	(4.9)	(77)	(6.8)
Tax rate and other legislative changes	(5)	(0.5)	–	–	(5)	(0.3)	–	–
Adjustments in respect of prior periods, including resolution of tax disputes	(28)	(2.9)	(7)	(1.2)	(35)	(2.3)	(17)	(1.5)
Other	–	–	1	0.2	(4)	(0.3)	1	0.1
Total tax expense (benefit) and effective income tax rate	$245	24.6	$134	22.8	$340	21.9	$251	22.0

In the second quarter of 2015, a provincial corporate tax rate increase from 10% to 12% was enacted in Alberta, Canada. As a result, our statutory tax rate increased from 26.5% in 2014 to 26.75% (rounded to 26.8% in the table above) in 2015 and future years.

Statutory income tax rates in other jurisdictions in which we conduct business range from 0% to 35%, which creates a tax rate differential and corresponding tax provision difference compared to the Canadian federal and provincial statutory rate when applied to foreign income not subject to tax in Canada. Generally, higher earnings in jurisdictions with higher statutory tax rates, such as the U.S., result in an increase of our tax expense, while earnings arising in tax jurisdictions with statutory rates lower than 26.75% reduce our tax expense. These differences are reported in Higher (lower) effective rates on income subject to taxation in foreign jurisdictions.

Tax (benefit) cost of unrecognized tax losses and tax credits for the three and six months ended June 30, 2015 include unrecognized capital losses arising on finalization of the 2014 Canadian tax filings. In 2014 we had unrecognized tax losses in the U.K.

Tax exempt investment income includes tax rate differences related to various types of investment income that is taxed at rates lower than our statutory income tax rate, such as dividend income, capital gains arising in Canada, and various others. Fluctuations in foreign exchange rates, changes in market values of real estate properties and other investments have an impact on the amount of these tax rate differences.

Adjustments in respect of prior periods, including the resolution of tax disputes for the three and six months ended June 30, 2015 relates primarily to the finalization of the 2014 Canadian tax filings. In 2014, the adjustments related mostly to the resolution of tax audits.

9.    Capital Management

9.A Capital

Our capital base is structured to exceed minimum regulatory and internal capital targets, and maintain strong credit and financial strength ratings while maintaining a capital efficient structure. We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed both on a consolidated basis under principles that consider all the risks associated

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2015	51

with the business as well as at the business group level under the principles appropriate to the jurisdiction in which each operates. We manage the capital for all of our international subsidiaries on a local statutory basis in a manner commensurate with their individual risk profiles. Further details on our capital, and how it is managed, are included in Note 22 of our 2014 Annual Consolidated Financial Statements.

Sun Life Assurance is subject to the Minimum Continuing Capital and Surplus Requirements (“MCCSR”) of the Office of the Superintendent of Financial Institutions, Canada (“OSFI”). Sun Life Assurance’s MCCSR ratio as at June 30, 2015 was above the minimum levels that would require any regulatory or corrective action. In the U.S., Sun Life Assurance operates through a branch which is subject to U.S. regulatory supervision and it exceeded the levels under which regulatory action would be required as at June 30, 2015. In addition, other subsidiaries of SLF Inc. that must comply with local capital or solvency requirements in the jurisdiction in which they operate maintained capital levels above minimum local requirements as at June 30, 2015.

Our capital base consists mainly of common shareholders’ equity, participating policyholders’ equity, preferred shareholders’ equity, and certain other capital securities that qualify as regulatory capital.

9.B Significant Capital Transactions

9.B.i Common Shares

Changes in common shares issued and outstanding are as follows:

For the six months ended June 30,	2015		2014
Common shares (in millions of shares)	Number of shares	Amount	Number of shares	Amount
Balance, beginning of period	613.1	$8,465	609.4	$8,304
Stock options exercised	0.9	33	0.8	25
Common shares purchased for cancellation(1)	(5.3)	(74)	–	–
Shares issued under the dividend reinvestment and share purchase plan(2)	1.0	41	1.2	48
Shares issued as consideration for business acquisition (Note 2)	0.9	34	–	–
Balance, end of period	610.6	$8,499	611.4	$8,377

(1)

On November 10, 2014, SLF Inc. launched a normal course issuer bid under which it is authorized to purchase and cancel up to 9 million common shares between November 10, 2014 and November 9, 2015, through the facilities of the Toronto Stock Exchange and alternative Canadian trading platforms, at prevailing market rates. The common shares purchased and cancelled under this program during the first two quarters of 2015 were purchased at an average price per share of $39.97 for a total price of $212. The total amount paid to purchase the shares is allocated to Common shares and Retained earnings in our Interim Consolidated Statements of Changes in Equity. The amount allocated to Common shares is based on the average cost per common share and amounts paid above the average cost are allocated to Retained earnings.

(2)

Common shares issued under the SLF Inc.‘s Dividend Reinvestment and Share Purchase Plan for dividend reinvestments in the first two quarters of 2015 and 2014 were issued from treasury at no discount. SLF Inc. also issued an insignificant number of common shares from treasury at no discount for optional cash purchases.

9.B.ii Preferred Shares

On May 13, 2015, SLF Inc. announced that it did not intend to exercise its right to redeem its Class A Non-Cumulative Rate Reset Preferred Shares Series 8R (the “Series 8R Shares”) on June 30, 2015 and therefore, holders of these shares had a right to convert all or part of their Series 8R Shares on a one for one basis into Class A Non-Cumulative Floating Rate Preferred Shares Series 9QR (the “Series 9QR Shares”) on June 30, 2015. On June 30, 2015, 6.0 million of the 11.2 million Series 8R Shares were converted into Series 9QR Shares. As a result, 5.2 million Series 8R Shares and 6.0 million of the Series 9QR Shares were outstanding as at June 30, 2015. On June 30, 2015, the quarterly dividend rate on the Series 8R Shares was reset for the period commencing on June 30, 2015 to but excluding June 30, 2020 to 2.275% per annum. Holders of the Series 9QR Shares will receive a floating non-cumulative quarterly dividend at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 1.41%. The initial dividend rate on the Series 9QR Shares for the period commencing on June 30, 2015 to but excluding September 30, 2015, is 2.075% per annum. Subject to regulatory approval, SLF Inc. may redeem the Series 8R Shares and the Series 9QR Shares in whole or in part, at par, on June 30, 2020 and on June 30 every five years thereafter and may redeem the Series 9QR Shares on any other date at $25.50 per share.

On June 30, 2014, SLF Inc. redeemed all of its $250 Class A Non-Cumulative 5-Year Rate Reset Preferred Shares Series 6R at a redemption price of $25.00 per share, together with all declared and unpaid dividends. At redemption, we recorded $246 to Preferred shares and $4 to Retained earnings in our Interim Consolidated Statement of Changes in Equity.

9.B.iii Subordinated Debt

On March 31, 2014, SLF Inc. redeemed all of the outstanding $500 principal amount of Series 2009-1 Subordinated Unsecured 7.90% Fixed/Floating Debentures due 2019, at a redemption price equal to the principal amount together with accrued and unpaid interest.

On May 13, 2014, SLF Inc. issued $250 principal amount of Series 2014-1 Subordinated Unsecured 2.77% Fixed/Floating Debentures due 2024 (the “Debentures”). The net proceeds of $249 were used for general corporate purposes. The Debentures

52	Sun Life Financial Inc.	Second Quarter 2015	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

bear interest at a fixed rate of 2.77% per annum payable in equal semi-annual instalments to, but excluding May 13, 2019, and, from May 13, 2019 to but excluding the maturity date, May 13, 2024, at a variable rate equal to the Canadian Dealer Offered Rate plus 0.75% per annum payable in quarterly instalments. At SLF Inc.‘s option, and subject to prior approval of OSFI, SLF Inc. may redeem the Debentures, in whole or in part, on or after May 13, 2019 at a redemption price equal to par, together with accrued and unpaid interest to, but excluding, the date fixed for redemption. The Debentures are direct, unsecured subordinated obligations of SLF Inc. and rank equally and rateably with all other subordinated unsecured indebtedness of SLF Inc. The Debentures qualify as capital for Canadian regulatory purposes.

10.    Segregated Funds

10.A Investments for Account of Segregated Fund Holders

The carrying value of investments held for segregated fund holders are as follows:

As at	June 30, 2015	December 31, 2014
Segregated and mutual fund units	$75,054	$69,402
Equity securities	11,368	10,600
Debt securities	3,142	3,050
Cash, cash equivalents and short-term securities	652	686
Investment properties	453	391
Mortgages	32	30
Other assets	169	99
Total assets	$90,870	$84,258
Less: Liabilities arising from investing activities	$370	$320
Total investments for account of segregated fund holders	$90,500	$83,938

10.B Changes in Insurance Contracts and Investment Contracts for Account of Segregated Fund Holders

Changes in insurance contracts and investment contracts for account of segregated fund holders are as follows:

	Insurance contracts		Investment contracts
For the three months ended	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Balances, beginning of period	$81,821	$72,847	$7,846	$7,207
Additions to segregated funds:
Deposits	4,448	2,582	39	29
Net transfer (to) from general funds	(30)	(13)	–	–
Net realized and unrealized gains (losses)	(1,533)	1,905	(151)	54
Other investment income	269	230	66	61
Total additions	$3,154	$4,704	$(46)	$144
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	2,216	1,848	266	114
Management fees	198	188	24	22
Taxes and other expenses	29	34	1	2
Foreign exchange rate movements	(181)	149	(278)	84
Total deductions	$2,262	$2,219	$13	$222
Net additions (deductions)	$892	$2,485	$(59)	$(78)
Balances, end of period	$82,713	$75,332	$7,787	$7,129

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2015	53

	Insurance contracts		Investment contracts
For the six months ended	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Balances, beginning of period	$76,736	$69,088	$7,202	$7,053
Additions to segregated funds:
Deposits	6,826	5,123	72	64
Net transfer (to) from general funds	(13)	(6)	–	–
Net realized and unrealized gains (losses)	2,562	4,563	228	(57)
Other investment income	650	419	110	112
Total additions	$10,025	$10,099	$410	$119
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	4,354	3,673	373	237
Management fees	396	370	44	44
Taxes and other expenses	77	61	7	4
Foreign exchange rate movements	(779)	(249)	(599)	(242)
Total deductions	$4,048	$3,855	$(175)	$43
Net additions (deductions)	$5,977	$6,244	$585	$76
Balances, end of period	$82,713	$75,332	$7,787	$7,129

11.    Commitments, Guarantees and Contingencies

Guarantees of Sun Life Assurance Preferred Shares and Subordinated Debentures

SLF Inc. has provided a guarantee on the $150 of 6.30% subordinated debentures due 2028 issued by Sun Life Assurance. Claims under this guarantee will rank equally with all other subordinated indebtedness of SLF Inc. SLF Inc. has also provided a subordinated guarantee of the preferred shares issued by Sun Life Assurance from time to time, other than such preferred shares which are held by SLF Inc. and its affiliates. Sun Life Assurance has no outstanding preferred shares subject to the guarantee. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.

The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (Consolidated):

Results for the three months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
June 30, 2015
Revenue	$101	$727	$686	$168	$1,682
Shareholders’ net income (loss)	$752	$518	$183	$(701)	$752

June 30, 2014
Revenue	$166	$5,479	$1,255	$(585)	$6,315
Shareholders’ net income (loss)	$455	$349	$10	$(359)	$455

Results for the six months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
June 30, 2015
Revenue	$189	$7,134	$1,964	$(273)	$9,014
Shareholders’ net income (loss)	$1,219	$881	$251	$(1,132)	$1,219

June 30, 2014
Revenue	$160	$11,152	$2,538	$(1,075)	$12,775
Shareholders’ net income (loss)	$884	$719	$154	$(873)	$884

54	Sun Life Financial Inc.	Second Quarter 2015	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Assets and liabilities as at	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
June 30, 2015
Invested assets	$20,615	$123,232	$5,475	$(19,427)	$129,895
Total other general fund assets	$9,348	$18,339	$19,903	$(32,013)	$15,577
Investments for account of segregated fund holders	$–	$90,451	$49	$–	$90,500
Insurance contract liabilities	$–	$104,997	$5,899	$(6,189)	$104,707
Investment contract liabilities	$–	$2,842	$–	$–	$2,842
Total other general fund liabilities	$9,966	$18,413	$18,061	$(28,653)	$17,787

December 31, 2014
Invested assets	$19,211	$118,450	$5,412	$(17,922)	$125,151
Total other general fund assets	$9,354	$17,074	$19,124	$(31,284)	$14,268
Investments for account of segregated fund holders	$–	$83,891	$47	$–	$83,938
Insurance contract liabilities	$–	$101,440	$5,700	$(5,912)	$101,228
Investment contract liabilities	$–	$2,819	$–	$–	$2,819
Total other general fund liabilities	$9,834	$17,112	$17,925	$(28,371)	$16,500

12.    Earnings (Loss) Per Share

Details of the calculation of the net income (loss) and the weighted average number of shares used in the earnings per share computations are as follows:

	For the three months ended		For the six months ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Common shareholders’ net income (loss) for basic earnings per share	$726	$425	$1,167	$825
Add: increase in income due to convertible instruments(1)	2	2	5	5
Common shareholders’ net income (loss) on a diluted basis	$728	$427	$1,172	$830
Weighted average number of common shares outstanding for basic earnings per share (in millions)	612	611	612	610
Add: dilutive impact of stock options(2) (in millions)	1	2	1	2
Add: dilutive impact of convertible securities(1) (in millions)	5	5	5	6
Weighted average number of common shares outstanding on a diluted basis (in millions)	618	618	618	618
Basic earnings (loss) per share	$1.19	$0.70	$1.91	$1.35
Diluted earnings (loss) per share	$1.18	$0.69	$1.90	$1.34

(1)	The convertible instruments are the Sun Life ExchangEable Capital Securities (“SLEECS”) – Series B issued by Sun Life Capital Trust.
(2)

Excludes the impact of 2 million stock options for the three and six months ended June 30, 2015 (3 million for the three and six months ended June 30, 2014) because these stock options were antidilutive for the period.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2015	55

Major Offices

The following is contact information for Sun Life Financial’s major offices and affiliates around the world. For inquiries and customer service, please contact the appropriate office in your area.

Sun Life Financial Inc.

Corporate Headquarters

150 King Street West

Toronto, Ontario

Canada M5H 1J9

Tel: 416-979-9966

Website: sunlife.com

Sun Life Financial Canada

Canadian Headquarters

227 King Street South

Waterloo, Ontario

Canada N2J 4C5

Tel: 519-888-2290

Call centre: 1-877-SUN-LIFE /

1-877-786-5433

Website: sunlife.ca

Montreal Office

1155 Metcalfe Street

Montreal, Quebec

Canada H3B 2V9

Tel: 514-866-6411

Website: sunlife.ca

Sun Life Financial U.S.

One Sun Life Executive Park

Wellesley Hills, Massachusetts

USA 02481

Call Centre: 1-800-SUN-LIFE /

1-800-786-5433

Website: sunlife.com/us

Sun Life Financial International

Victoria Hall

11 Victoria Street, 2nd floor

P.O. Box HM 3070

Hamilton HM NX, Bermuda

Tel: 1-800-368-9428 / 441-294-6050

Website: sunlife.com/international

Sun Life Financial U.K.

Matrix House

Basing View, Basingstoke

Hampshire

United Kingdom RG21 4DZ

Call Centre: 01256-841-414

Website: sloc.co.uk

Sun Life Financial Asia

Sun Life Financial Asia Regional Office

Level 14, Citiplaza 3

14 Taikoo Wan Road

Taikoo Shing, Hong Kong

Tel: (852) 2918-3888

Fax: (852) 2918-3800

China

Sun Life Everbright Life Insurance Company Limited

37/F Tianjin International Building

75 Nanjing Road

Tianjin, China 300050

Tel: (8622) 2339-1188

Fax: (8622) 2339-9929

Website: sunlife-everbright.com

Sun Life Assurance Company of Canada

Beijing Representative Office

Suite A01, 10th Floor, AB Tower,

Office Park, No. 10 Jintong West Road

Chaoyang District

Beijing, China 100020

Tel: (8610) 8590-6500

Fax: (8610) 8590-6501

Hong Kong

Sun Life Hong Kong Limited

10/F, Sun Life Tower

The Gateway

15 Canton Road

Kowloon, Hong Kong

Tel: (852) 2103-8888

Call Centre: (852) 2103-8928

Website: sunlife.com.hk

India

Birla Sun Life Insurance

Company Limited

One India Bulls Centre, Tower 1, 16th Floor

Jupiter Mill Compound

841, Senapati Bapat Marg, Elphinstone Road

Mumbai, India 400 013

Tel: 1-800-270-7000 /

91-22-6723-9100

Website: birlasunlife.com

Sun Life Assurance Company of Canada

India Representative Office

One India Bulls Centre, Tower 1,  14th Floor,

Jupiter Mill Compound

841, Senapati Bapat Marg,

Elphinstone Road

Mumbai, India 400 013

Tel: 91-22-4356-9121

Website: sunlife.com

Indonesia

PT Sun Life Financial Indonesia

Menara Sun Life Lantai 11

Jl Dr Ide Anak Agung Gde Agung Blok 6.3

Kawasan Mega Kuningan

Jakarta, Selatan 12950

Indonesia

Tel: (6221) 5289-0000

Customer Service Centre (Indonesia only): (6221) 1500-786

Fax: (6221) 5289-0019

Website: sunlife.co.id

PT CIMB Sun Life

Menara Sun Life, 9th Floor

Jl. Dr. Ide Anak Agung Gde Agung, Blok 6.3

Kawasan Mega Kuningan

Jakarta, Selatan 12950

Indonesia

Tel: (6221) 2994-2888

Customer Service Centre (Indonesia only):

(6221) 500-089

Fax: (6221) 2994-2800

Website: cimbsunlife.co.id

Malaysia

Sun Life Malaysia Assurance Berhad

Level 11, 338 Jalan Tuanku Abdul Rahman,

50100 Kuala Lumpur,

Malaysia

Tel: (603) 2612-3600

Fax: (603) 2612-3738

Website: sunlifemalaysia.com

Sun Life Malaysia Takaful Berhad

Level 11, 338 Jalan Tuanku Abdul Rahman,

50100 Kuala Lumpur,

Malaysia

Tel: (603) 2612-3600

Fax: (603) 2612-3738

Website: sunlifemalaysia.com

Philippines

Sun Life Financial Philippines

Sun Life Centre

5th Avenue cor. Rizal Drive

Bonifacio Global City

Taguig, Metro Manila

Philippines

Call Centre: (632) 555-8888

Website: sunlife.com.ph

Sun Life Grepa Financial, Inc.

6/F Grepalife Building

#221 Sen. Gil J. Puyat Avenue

Makati City - 1200

Philippines

Tel: (632) 844-1174

Website: sunlifegrepa.com

Vietnam

PVI Sun Life Insurance Co. Ltd.

20-22 Pham Ngoc Thach Street

Ward 6, District 3

Ho Chi Minh City, Vietnam

Tel: (848) 6298-5888

Website: pvisunlife.com.vn

MFS Investment Management

Head Office

111 Huntington Avenue

Boston, Massachusetts

USA 02199

Tel: 617-954-5000

Toll-Free: (Canada and U.S. only)

1-800-343-2829

Website: mfs.com

Sun Life Global Investments (Canada) Inc.

Corporate Office

225 King Street West

Toronto, Ontario

Canada M5V 3C5

Tel: 1-877-344-1434

Website: sunlifeglobalinvestments.com

Sun Life Investment Management

150 King Street West

Toronto, Ontario

Canada M5H 1J9

Tel: 416-204-3831/1-855-807-7546

Website: sunlifeinvestmentmanagement.com

Sun Life Asset Management Company Inc.

Head Office

8/F Sun Life Centre

5th Avenue cor. Rizal Drive

Bonifacio Global City

Taguig, Metro Manila

Philippines

Call Centre: (632) 555-8888

Website: sunlife.com.ph

Birla Sun Life Asset Management Company Limited

Head Office

One India Bulls Centre, Tower 1, 17th Floor

Jupiter Mill Compound

841, Senapati Bapat Marg, Elphinstone Road

Mumbai, India 400 013

Tel: 91-22-4356-8000

Website: birlasunlife.com

56	Sun Life Financial Inc.	Second Quarter 2015	MAJOR OFFICES

Corporate and Shareholder Information

For information about the Sun Life Financial group of companies, corporate news and financial results, please visit sunlife.com.

Corporate Office

Sun Life Financial Inc.

150 King Street West

Toronto, Ontario

Canada M5H 1J9

Tel: 416-979-9966

Website: www.sunlife.com

Investor Relations

For financial analysts, portfolio managers and institutional investors requiring information, please contact:

Investor Relations

Fax: 416-979-4080

E-mail: investor.relations@sunlife.com Please note that financial information can also be obtained from www.sunlife.com.

Transfer Agent

For information about your shareholdings, dividends, change in share registration or address, estate transfers, lost certificates, or to advise of duplicate mailings, please contact the Transfer Agent in the country where you reside. If you do not live in any of the countries listed, please contact the Canadian Transfer Agent.

Canada

CST Trust Company

P.O. Box 700

Station B

Montreal, Quebec

Canada H3B 3K3

Within North America:

Tel: 1-877-224-1760

Outside of North America:

Tel: 416-682-3865

Fax: 1-888-249-6189

E-mail: inquiries@canstockta.com

Website: www.canstockta.com

Shareholders can view their account

details using CST Trust Company’s

Internet service, Answerline.®

Register at www.canstockta.com/investor.

United States

American Stock Transfer & Trust Company, LLC

6201 15th Ave.

Brooklyn, NY 11219

Tel: 1-877-224-1760

E-mail: inquiries@canstockta.com

United Kingdom

Capita Registrars

The Registry

34 Beckenham Road

Beckenham, Kent

United Kingdom BR3 4TU

Tel: +44 (0) 345-602-1587

E-mail: shareholderenquiries@capita.co.uk

Philippines

Rizal Commercial Banking Corporation (RCBC)

RCBC Stock Transfer Processing Section

Ground Floor, West Wing,

GPL (Grepalife) Building,

221 Senator Gil Puyat Avenue

Makati City, Philippines

From Metro Manila:  632-318-8567

From the Provinces: 1-800-1-888-2422

E-mail: rcbcstocktransfer@rcbc.com

Hong Kong

Computershare Hong Kong Investor

Services Limited

17M Floor, Hopewell Centre

183 Queen’s Road East

Wanchai, Hong Kong

Tel: 852-2862-8555

E-mail: hkinfo@computershare.com.hk

Shareholder Services

For shareholder account inquiries, please contact the Transfer Agent in the country where you reside, or Shareholder Services:

Fax: 416-598-3121

English E-mail:

shareholderservices@sunlife.com

French E-mail:

servicesauxactionnaires@sunlife.com

Dividends

2015 Dividend dates

Common shares

Record Dates	Payment Dates
February 25, 2015	March 31, 2015
May 27, 2015	June 30, 2015
August 26, 2015	September 30, 2015
November 25, 2015*	December 31, 2015

*Subject to approval by the Board of Directors

Direct deposit of dividends

Common shareholders residing in Canada or the U.S. may have their dividend payments deposited directly into their bank account.

The Request for Electronic Payment of Dividends Form is available for downloading from the CST Trust Company website, www.canstockta.com, or you can contact CST Trust Company to have a form sent to you.

Canadian Dividend Reinvestment

and Share Purchase Plan

Canadian-resident common shareholders can enroll in the Dividend Reinvestment and Share Purchase Plan. For details visit our website at sunlife.com or contact the Plan Agent, CST Trust Company at inquiries@canstockta.com.

Stock Exchange Listings

Sun Life Financial Inc. Class A Preferred Shares are listed on the Toronto Stock Exchange (TSX).

Ticker Symbols:	Series 1 – SLF.PR.A
Series 2 – SLF.PR.B
Series 3 – SLF.PR.C
Series 4 – SLF.PR.D
Series 5 – SLF.PR.E
Series 8R – SLF.PR.G
Series 9QR – SLF.PR.J
Series 10R – SLF.PR.H
Series 12R – SLF.PR.I

Sun Life Financial Inc. common shares are listed on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges. Ticker Symbol: SLF

Normal Course Issuer Bid

A copy of the Notice of Intention to commence the normal course issuer bid is available without charge by contacting the Corporate Secretary’s Department at shareholderservices@sunlife.com.

CORPORATE AND SHAREHOLDER INFORMATION	Sun Life Financial Inc.	Second Quarter 2015	57

Life’s brighter under the sun

SUN LIFE FINANCIAL INC.

150 King Street West Toronto, Ontario Canada M5H 1J9	sunlife.com